EXHIBIT 99.1

Notice of Annual General Meeting of Shareholders Management Proxy Circular March 6, 2018

TECK RESOURCES LIMITED
Notice of Annual General Meeting of Shareholders and
Management Proxy Circular
March 6, 2018

Dear Shareholders:

You are invited to join us at our annual general meeting of shareholders to be held on Wednesday, April 25, 2018 at 11:00 a.m. Pacific Daylight Time at the B.C. Ballroom, at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia.
This notice of meeting and the accompanying management proxy circular outline the business to be conducted at the meeting and provide information on executive compensation and corporate governance at Teck Resources. We hope that you will take the time to read the circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Even if you cannot attend the meeting in person, we encourage you to vote as this is your right as a shareholder. Instructions on how you can exercise your voting rights are found on pages 5 to 7 of the circular.
If you are able to attend the meeting in person, there will be an opportunity to ask questions.

Norman B. Keevil Chairman of the Board	Donald R. Lindsay President and Chief Executive Officer

Page i

TECK RESOURCES LIMITED
Suite 3300 - 550 Burrard Street
Vancouver, British Columbia
V6C 0B3
Notice of Annual General Meeting of Shareholders
TAKE NOTICE that the Annual General Meeting (the “Meeting”) of the shareholders of TECK RESOURCES LIMITED (the “Corporation”) will be held in the Pacific Ballroom, at the Fairmont Hotel Vancouver, 900 W. Georgia Street, Vancouver, British Columbia, on April 25, 2018, at 11:00 a.m. Pacific Daylight Time, to:
a.	receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017 and the report of the auditors thereon;
b.	elect 15 directors;
c.	appoint auditors;
d.	consider and approve an advisory resolution with respect to the Corporation’s approach to executive compensation; and
e.	transact any other business properly brought before the Meeting or any adjournment thereof.
Your vote is important.  You have the right to vote your shares if you were a shareholder of the Corporation as of the close of business on March 6, 2018.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone. See pages 5 to 7 for information on how to vote. To be valid, your proxy must be received by AST Trust Company (Canada), Attention: Proxy Department, no later than 11:00 a.m. (PDT) on April 23, 2018, or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume. The Chair of the Meeting has the discretion to accept late proxies.

March 6, 2018

By order of the Board of Directors
"Amanda Robinson"
Corporate Secretary

Page ii

Page iii

Page iv

Page v

General Information

Information in this Management Proxy Circular of Teck Resources Limited (the “Corporation” or “Teck”) is as of March 6, 2018 and all dollar figures are in Canadian dollars, unless otherwise noted.

Voting Shares and Principal Holders of Voting Shares

The Corporation is authorized to issue an unlimited number of Class A common shares, an unlimited number of Class B subordinate voting shares and an unlimited number of preference shares, issuable in series. At March 6, 2018, there were 7,777,304 Class A common shares outstanding, each carrying the right to 100 votes per share, and 566,205,247 Class B subordinate voting shares, each carrying the right to one vote per share. The Class B subordinate voting shares carry 42.13% of the aggregate voting rights attached to the Corporation’s outstanding shares. The Class A common shares carry the remaining 57.87% of the aggregate voting rights attached to the Corporation’s outstanding shares. At March 6, 2018, no preference shares were outstanding.

The Class A common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “TECK.A”. The Class B subordinate voting shares trade on the TSX under the symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control over, directly or indirectly, shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.
Temagami Mining Company Limited (“Temagami”) has informed the Corporation that as at March 6, 2018, it beneficially owned, or exercised direction or control over, directly or indirectly, 4,300,000 Class A common shares (representing 55.29% of the Class A common shares outstanding) and 725,000 Class B subordinate voting shares (representing 0.13% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 32.05% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51.62% of the outstanding shares of Temagami and SMM Resources Incorporated (“SMM”), a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd. (“Sumitomo”), beneficially owns 49.38% of the outstanding shares of Temagami.
In addition to the foregoing, SMM has informed the Corporation that as at March 6, 2018, it beneficially owned and exercised direction or control over, directly or indirectly, 1,469,000 (or 18.89%) Class A common shares and 295,800 (or 0.05%) Class B subordinate voting shares of the Corporation. Accordingly, SMM exercises voting rights representing 10.95% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.
As of September 6, 2017, Fullbloom Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, held 59,304,474 Class B subordinate voting shares, which represent

10.47% of the Class B subordinate voting shares outstanding and 4.41% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

Subordinate Voting Shareholder Protection

The attributes of the Class B subordinate voting shares contain so-called “Coattail Provisions” which provide that in the event an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period provided any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted to Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for under the Exclusionary Offer.
The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to the Corporation that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not apply.
The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary of the Corporation.

Notice and Access

The Corporation is using the "notice and access" model for delivery of meeting materials to its beneficial shareholders. Beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material will receive a notification containing information on how to obtain electronic and paper copies of the proxy-related materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all registered shareholders who have not consented to electronic delivery will receive paper copies of the proxy circular and other proxy- related materials. Registered holders who have consented to electronic delivery will receive proxy-related materials electronically.
The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

The meeting materials can be viewed online under the Corporation’s profile at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or at the Corporation’s website at www.teck.com/reports.

Annual and Interim Reports

As outlined above under the heading “Notice and Access”, the Corporation has decided to send proxy-related materials to certain shareholders using notice and access. If you are a registered shareholder and have not consented to electronic delivery, you will be mailed our 2017 Annual Report unless you requested in writing not to receive one. All registered shareholders who have consented to electronic delivery will receive the 2017 Annual Report through electronic delivery. If you wish to receive interim reports or wish to request not to receive the Annual Report, please complete and return the appropriate card in this package or follow the instructions to indicate your preference on the internet.
If you are a beneficial shareholder who has requested to receive proxy-related materials and you do not have existing instructions on your account to receive paper material, you will receive the Annual Report through notice and access. All other beneficial shareholders will be mailed our 2017 Annual Report. If you are a beneficial shareholder and wish to receive interim reports or the Annual Report next year, please complete and return the appropriate card in this package or follow the instructions to indicate your preference on the internet.

Availability of Documents

We will send a copy of our Annual Report, Management Proxy Circular, annual information form, audited consolidated financial statements and management’s discussion and analysis (MD&A), free of charge to any person upon written request to the Corporate Secretary at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3. These documents can be viewed (or ordered) on our website (www.teck.com) or on SEDAR (www.sedar.com). Additional information relating to the Corporation is available on SEDAR. Financial information is provided in the Corporation’s comparative annual financial statements and the MD&A for the Corporation’s most recently completed financial year.
We also file our Annual Report with the US Securities and Exchange Commission (“SEC”) under Form 40-F. This document can be viewed on EDGAR under “Filings and Forms” (www.sec.gov).

Shareholder Proposals

In order to be included in the proxy material for the 2019 Annual Meeting of shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3, Attention: Corporate Secretary, no later than December 7, 2018.

Insurance

General By-law No. 1 of the Corporation provides for the indemnification of each current and former director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the Canada Business Corporations Act. Each director and officer is provided with an Indemnity Agreement consistent with the by-law provisions.
During 2017, the Corporation purchased policies of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties. The cumulative amount of the premium paid in respect of the policies in 2017 was approximately US$1.4 million. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policies was US$180 million in respect of the directors and officers and US$155 million in respect of the Corporation. There is no deductible in the case of directors and officers and a deductible of US$2.5 million for the Corporation. The policies contain standard industry exclusions and no claims have been made to date.

Voting Information
Solicitation of Proxies
This Management Proxy Circular is furnished in connection with the solicitation by the management (“Management”) of the Corporation of proxies to be used at the Annual Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting or at any adjournment(s) thereof. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The Corporation will pay the cost of any solicitation.

Proxy Voting – Registered Shareholders

You are a registered shareholder if your shares are held in your name and you have a share certificate or if you hold your shares through the Direct Registration System. In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders. Registered shareholders may vote their shares by one of the following methods:
■
If you plan to attend the Meeting and vote your shares in person, you do not need to complete and return the form of proxy. Your vote will be recorded and counted at the Meeting. Please register with a representative of AST Trust Company (Canada) (“AST”), the transfer agent, upon arrival at the Meeting.

■
If you are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery to the Corporate Secretary of the Corporation c/o AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by hand, Suite 1200 –
1 Toronto Street ,Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3. You may also fax your completed proxy to 1-866-781-3111 or email a scanned copy to proxyvote@astfinancial.com (English) or votezprocuration@astfinancial.com (French) or vote by internet at https://www.astvotemyproxy.com in accordance with the instructions on the enclosed proxy form.

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. You may appoint some other person (who need not be a shareholder of the Corporation) to represent you at the Meeting by inserting the person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy as described above at least 48 hours before the Meeting.

The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder in accordance with the instructions of the shareholder appointing the proxyholder on a ballot or otherwise and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of any such choice, the management representatives named in the form of proxy, if appointed, will vote the shares: (i) for the election of directors; (ii) for the appointment of the auditors; and (iii) for the advisory resolution on the Corporation’s approach to executive compensation. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters to be acted upon and other matters which properly come before the Meeting. Management knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.
Please note that in order for your vote to be recorded, your proxy must be received by AST or the Corporate Secretary at least 48 hours before the Meeting.

Proxy Voting - Non-Registered or Beneficial Shareholders

Most shareholders of the Corporation are non-registered or “beneficial shareholders”. You are a beneficial shareholder if the shares that you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your own name.
The meeting materials are being sent to both registered and beneficial shareholders. The meeting materials for beneficial shareholders will be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to beneficial shareholders. The Corporation will pay for intermediaries to deliver proxy-related materials to beneficial shareholders.
Beneficial shareholders will receive meeting materials from their intermediaries unless a beneficial shareholder has waived the right to receive them. Generally, beneficial shareholders will be given a voting instruction form (“VIF”) which must be completed and signed by the beneficial shareholder in accordance with the directions on the VIF, or more rarely will be given a proxy already signed by the intermediary and restricted as to the number of shares beneficially owned by the beneficial shareholder but which is otherwise not completed.
Should a beneficial shareholder receiving either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the beneficial shareholder should strike out the names of the persons named in the proxy and insert the beneficial shareholder’s (or such other person’s) name in the blank space provided, or in the case of a VIF, follow the instructions on the form and return the same in accordance with the instructions thereon. By doing so the beneficial shareholder is instructing the intermediary to appoint them or their designee as proxy holder in order to attend and vote at the Meeting.
In any event, beneficial shareholders should carefully follow the instructions of their intermediaries and their service companies.

Revoking Your Vote

Registered Shareholders
You can revoke a vote you made by proxy by (i) completing a proxy form that is dated later than the proxy form you want to revoke and then mailing it to AST so they receive it at least 48 hours prior to the Meeting; (ii) sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received at least 48 hours prior to the Meeting; (iii) providing a notice in writing from you or your attorney to the Chairman of the Meeting, at the Meeting or any adjournment; or (iv) in any other manner permitted by law

Non-registered or Beneficial Owners
Please contact your nominee for instructions on how to revoke your voting instructions.

Record Date

Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the close of business on March 6, 2018 (the “Record Date”) is entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person.

Matters to be Acted On at the Meeting
Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2017 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2017 Annual Report which was sent to shareholders as described above prior to the Meeting. Copies of the 2017 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

Election of Directors

Directors are elected annually to hold office until the next annual general meeting or until their successors are elected or appointed. The Board of Directors of the Corporation (the “Board”) has determined that the number of directors to be elected is 15.

Majority Voting Policy
The Board has adopted a policy providing that, in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Board promptly following the relevant shareholder meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and, except in extraordinary circumstances, will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a news release, which will be filed with the TSX and NYSE, within 90 days following the meeting, including the reasons for rejecting the resignation, if applicable. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees for Election to the Board
The following profiles provide information about each of the nominees including their background, meeting attendance, share ownership and other public company boards on which they serve, as applicable.
All information is as of December 31, 2017 unless otherwise indicated. Class A common shares and Class B subordinate voting shares and share unit holdings are as of December 31, 2017 and valued at the closing price of the Class A common shares ($33.05) and the Class B subordinate voting shares ($32.87) on the TSX on December 29, 2017. The share units are valued at the Class B price ($32.87) on the TSX on December 29, 2017. As a member of Management, Donald R. Lindsay is the only nominated director eligible to receive Performance Share Units.
The overall attendance was 97.33% at Board meetings and 100% at Committee meetings for the year. All of the proposed directors were present at last year’s annual meeting of shareholders, except for Ms. Murray, who is being nominated for the first time this year.
Directors unable to attend a meeting receive all the materials on the business to be considered in advance. The director’s views, including dissenting views if applicable, are communicated to the Chair prior to the meeting.

Unless authority to vote is withheld, Management representatives appointed by proxy will vote the shares represented by the proxies appointing them FOR the election of each of the nominees whose names are set forth below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of a director.

MAYANK M. ASHAR, 63
Mayank M. Ashar was appointed to the Board of Teck in November 2007. He is a graduate of the University of Toronto (M.Eng, MBA). Mr. Ashar is currently an Advisor for Reliance Industries Limited. He was Managing Director and Chief Executive Officer of Cairn India Limited from November 2014 until June 2016. He was the President of Irving Oil from 2008 to April 2013. From 1996 to 2008, he was Executive Vice President at Suncor Energy with operations roles in oil sands, U.S.A. and corporate strategy.

Calgary, Alberta, Canada		Meetings Attended:
Independent(3)		Board	10 of 11	91%
Director Since: 2007
		Committee Meetings Attended:
Other Public Company Directorships:		Compensation	4 of 4	100%
None		Safety & Sustainability (Chair)	4 of 4	100%
		Reserves	4 of 4	100%
2017 AGM Voting Results
For:	1,029,307,006 (99.52%)
Withheld:	5,013,250 (0.48%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 $(0)	58,000 ($1,906,460)	76,092 ($2,501,144)	0 $(0)	$4,407,604	Yes

QUAN CHONG, 65
Quan Chong was elected to the Board of Teck in April 2016. He received a BA in English from the Beijing Institute of Foreign Trade in 1978 and is a graduate of Harvard Business School’s executive management program (1998). Among other positions he has held during his career, Mr. Chong has worked extensively for the Ministry of Foreign Trade, as well as the United Nations Office in Geneva, the Commercial section of the Chinese Embassy in the U.K., and the Department of Foreign Affairs, Ministry of Commerce. He has extensive experience in bilateral negotiations with numerous countries and oversaw WTO dispute settlements and Antitrust reviews while at the Ministry. Most recently, he was Deputy China International Trade Representative (Vice-Ministerial level). He served as a deputy of the National People’s Congress of China from March 2013 to March 5, 2018.

Beijing, China		Meetings Attended:
Independent(3)		Board	8 of 11*	73%
Director Since: 2016
* Mr. Chong was unable to attend the November 2017 meetings due to prior commitments for the Chinese Government.
Other Public Company Directorships:
None

2017 AGM Voting Results
For:	999,823,889 (96.66%)
Withheld:	34,496,367 (3.34%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	0 ($)	0 ($0)	0 ($0)	$0	N/A*
*The Board has exempted Mr. Chong from this requirement.  See page 43 for details.

LAURA L. DOTTORI-ATTANASIO, 50
Laura L. Dottori-Attanasio was appointed to the Board of Teck in November 2014. She holds a Bachelor’s degree in Administrative and Commercial Studies from the University of Western Ontario. Ms. Dottori-Attanasio is currently the Chief Risk Officer for the Canadian Imperial Bank of Commerce (CIBC). Ms. Dottori-Attanasio joined CIBC as Global Head of Corporate Credit Products in 2009. Ms. Dottori-Attanasio is a director of Sinai Health System Foundation and the Global Association of Risk Professionals (GARP).

Toronto, Ontario, Canada		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 2014
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	5 of 5	100%
None		Corporate Governance & Nominating	4 of 4	100%
		Safety & Sustainability	4 of 4	100%
2017 AGM Voting Results
For:	1,030,252,227 (99.61%)
Withheld:	4,068,029 (0.39%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	3,372 ($110,838)	34,619 ($1,137,927)	0 ($0)	$1,248,765	Yes

EDWARD C. DOWLING, 62
Edward C. Dowling was appointed to the Board of Teck in September 2012. Mr. Dowling is an Alumni Fellow of Pennsylvania State University and holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing. He was President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012 and is currently the Chairman of Alacer Gold Corp., Chairman of Polyus Open Joint Stock Company and a Director of Detour Gold Corporation.

Greenwood Village, Colorado, U.S.A.		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 2012
		Committee Meetings Attended:
Other Public Company Directorships:		Compensation (Chair)	4 of 4	100%
Alacer Gold Corp.		Corporate Governance & Nominating	4 of 4	100%
Detour Gold Corporation		Reserves	4 of 4	100%
Polyus Open Joint Stock Company

2017 AGM Voting Results
For:	1,028,916,514 (99.48%)
Withheld:	5,403,742 (0.52%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	0 ($0)	48,268 ($1,586,569)	0 ($0)	$1,586,569	Yes

EIICHI FUKUDA, 54
Eiichi Fukuda was elected to the Board of Teck in April 2016. He is a graduate of the Institute of Mineralogy, Petrology and Economic Geology, Faculty of Science, Tohoku University, Sendai, Japan (B.A. Geology). Mr. Fukuda has held various positions with Sumitomo Metal Mining Co. since 1986. He is currently President & Director of Sumitomo Metal Mining Canada Ltd. Previously he was General Manager of Exploration and Development, Mineral Resources Division, a position he held since 2013. He is also President of SMM Resources Inc., SMM Exploration Corporation and Stone Boy Inc. and is a director of Sumitomo Metal Mining America Inc. and Sumitomo Metal Mining Arizona Inc.

Vancouver, B.C., Canada		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 2016
		Committee Meetings Attended:
Other Public Company Directorships:		Reserves	4 of 4	100%
None

2017 AGM Voting Results
For:	1,030,658,877 (99.65%)
Withheld:	3,661,379 (0.35%)

Securities Held(1)(5)
Year	Class A (Value)	Class B(5) (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	2,000 ($65,740)	17,491 ($574,929)	0 ($0)	$640,669	Not yet*
*Mr. Fukuda has until 2021 to meet share ownership guidelines.

NORMAN B. KEEVIL, 80
Norman B. Keevil joined the Board of Teck in 1963. He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph.D.). He received an honorary LL.D from the University of British Columbia in May 1993. He was Vice President Exploration at Teck from 1962 to 1968, Executive Vice President from 1968 to 1981, President and Chief Executive Officer from 1981 to 2001 and has been Chairman of the Board of Teck since 2001. He is a lifetime director of the Mining Association of Canada. Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January 2004 and the Canadian Business Hall of Fame in 2012.

West Vancouver, B.C., Canada		Meetings Attended:
Not Independent(2)		Board	11 of 11	100%
Director Since: 1963

Other Public Company Directorships:
None

2017 AGM Voting Results
For:	1,023,648,211 (98.97%)
Withheld:	10,672,04 (1.03%)

Securities Held(1)
Year	Class A* (Value)	Class B* (Value)	DSUs (Value)	RSUs ** (Value)	Total Value	Meets share ownership requirement
2017	418,880 ($13,843,984)	152,238 ($5,004,063)	6,113 ($200,934)	35,131 ($1,154,756)	$20,355,975	Yes
* In addition, Dr. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. Keevil Holding Corporation holds approximately 51.62% of the outstanding shares of Temagami Mining Company Limited, which, as at March 6, 2018, held 4,300,000 Class A common shares and 725,000 Class B subordinate voting shares of the Corporation.
** 24,536 RSUs vest December 20, 2018 and10,595 RSUs vest December 20, 2019.

NORMAN B. KEEVIL, III, 54
Norman B. Keevil, III was appointed to the Board of Teck in 1997. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. Mr. Keevil is Vice President of Boydel Wastewater Technologies Inc., a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants. Prior to joining Boydel, Mr. Keevil was Chief Operating Officer at Sunpump Solar Inc. and President of Poncho Wilcox Engineering. He is a director of Lupaka Gold Corp.

Victoria, B.C., Canada		Meetings Attended:
Not Independent(4)		Board	11 of 11	100%
Director Since: 1997
		Committee Meetings Attended:
Other Public Company Directorships:		Safety & Sustainability	4 of 4	100%
Lupaka Gold Corp.		Reserves (Chair)	4 of 4	100%

2017 AGM Voting Results
For:	1,029,241,190 (99.51%)
Withheld:	5,079,066 (0.49%)

Securities Held(1)
Year	Class A* (Value)	Class B* (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	10,000 ($328,700)	41,989 ($1,380,178)	0 ($0)	$1,708,878	Yes
* In addition, Mr. Keevil is a director of Keevil Holding Corporation which holds approximately 51.62% of the outstanding shares of Temagami Mining Company Limited, which, as at March 6, 2018, held 4,300,000 Class A common shares and 725,000 Class B subordinate voting shares of the Corporation.

TAKESHI KUBOTA, 63
Takeshi Kubota was elected to the Board of Teck in 2012. He is a graduate of Keio University, (B.A. Economics). Mr. Kubota has held various positions with Sumitomo Metal Mining Co., Ltd. (“SMM”) since 1977 and is currently a Director, a position he has held since June 2012.

Tokyo, Japan		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 2012
		Committee Meetings Attended:
Other Public Company Directorships:		Safety & Sustainability	4 of 4	100%
Sumitomo Metal Mining Co. Ltd.		Reserves	4 of 4	100%

2017 AGM Voting Results
For:	1,010,019,806 (97.65%)
Withheld:	24,300,450 (2.35%)

Securities Held(1)(5)
Year	Class A (Value)	Class B(5) (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	2,000 ($65,740)	52,778 ($1,734,813)	0 ($0)	$1,800,553	Yes

DONALD R. LINDSAY, 59
Donald R. Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005. He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.). He is currently a director of Manulife Financial Corporation. Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Vancouver, B.C., Canada		Meetings Attended:
Not Independent(6)		Board	11 of 11	100%
Director Since: 2005

Other Public Company Directorships:
Manulife Financial Corporation

2017 AGM Voting Results
For:	1,030,218,190 (99.60%)
Withheld:	4,102,066 (0.40%)

Securities Held(1)(7)
Year	Class A (Value)	Class B (Value)	DSUs* (Value)	RSUs (Value)	PSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	302,056 ($9,928,581)	952,105 ($31,295,691)	0 ($0)	339,222 ($11,150,227)	$52,374,499	Yes
* 708,874 DSUs have vested. 243,231 DSUs vest 20 December 2018
Compensation paid to D. R. Lindsay is fully reflected in the summary of total compensation for NEOs on page 75.

TRACEY L. McVICAR, 49(8)
Tracey L. McVicar was appointed to the Board of Teck in November 2014. She is a graduate of the University of British Columbia (B.Comm, Finance). She holds the Chartered Financial Analyst designation and is an Institute Certified Director (ICD.D). Ms. McVicar is currently the Managing Partner at CAI Capital Management Co., a private equity firm she joined in 2003. Prior to this role she held senior positions in investment banking at Raymond James Ltd. and RBC Capital Markets. She is a past director of BC Hydro Corporation where she chaired the Audit and Finance Committee.

Vancouver, B.C., Canada		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 2014
		Committee Meetings Attended:
Other Public Company Directorships:		Audit (Chair)	5 of 5	100%
None		Compensation	4 of 4	100%

2017 AGM Voting Results
For:	1,031,177,317 (99.70%)
Withheld:	3,142,939 (0.30%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	0 ($0)	37,974 ($1,248,205)	0 ($0)	$1,248,205	Yes

SHEILA A. MURRAY, 62
Sheila Murray is standing for election to the Board of Teck for the first time. She is a graduate of Queens University (B.Comm and LLB). Ms. Murray is currently President and General Counsel of CI Financial Corp., a position she has held since 2016. From 2008 to 2016 she was Executive Vice-President, General Counsel and Secretary of CI Financial Corp. Ms. Murray is a Director of the SickKids Foundation, Lendified Holdings Inc. and a Trustee of the Toronto Symphony Foundation.

Toronto, Ontario, Canada	Meetings Attended:
Independent(3)	Board	n/a	n/a
Director Since: New Nominee

Other Public Company Directorships:
Aequitas NEO Exchange

2017 AGM Voting Results
n/a

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 0	2,800 ($92,036)	0 0	0 0	$92,036	Not Yet*
* If elected, Ms. Murray will have until 2023 to meet share ownership guidelines. Data as of March 6, 2018.

KENNETH W. PICKERING, 70
Kenneth W. Pickering was elected to the Board of Teck in April, 2015. He is a graduate of the University of British Columbia (B.A.Sc.) and the Harvard Business School Advanced Management Program. Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and most recently Vice President Major Projects, Closed Mines and North American Assets. He is a director of Endeavour Silver Corporation, Northern Dynasty Minerals Ltd. and Enaex SA.

Chemanius, B.C., Canada		Meetings Attended:
Santiago, Chile		Board	11 of 11	100%
Independent(3)
Director Since: 2015		Committee Meetings Attended:
		Safety & Sustainability (Chair)	4 of 4	100%
Other Public Company Directorships:		Reserves	4 of 4	100%
Endeavour Silver Corporation
Northern Dynasty Minerals Ltd.
Enaex SA

2017 AGM Voting Results
For:	1,030,212,848 (99.60%)
Withheld:	4,107,408 (0.40%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	7,800 ($209,586)	30,675 ($1,008,287)	2,050 ($67,384)	$1,075,671	Yes

UNA M. POWER, 53
Una M. Power was elected to the Board of Teck in April 2017 Ms. Power is a corporate director and is the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment. Ms. Power holds a B.Comm (Honours) from Memorial University, and CPA, CA and CFA designations. She has completed the Executive Development program at Wharton Business School and INSEAD. Ms. Power is a director of Bank of Nova Scotia and Kinross Gold Corporation.

Vancouver, B.C., Canada		Meetings Attended:
Independent(3)		Board	7 of 7	100%
Director Since: April 2017
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	3 of 3	100%
Bank of Nova Scotia		Reserves	2 of 2	100%
Kinross Gold Corporation

2017 AGM Voting Results
For:	1,031,209,911 (99.70%)
Withheld:	3,110,345 (0.30%)

Securities Held
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 $0	0 $0	6,553 ($215,397)	0 ($0)	$215,397	Not Yet*
*Ms. Power has until 2022 to meet the share ownership requirement.

WARREN S. R. SEYFFERT, Q.C., 77
Warren S. R. Seyffert, Q.C. was elected to the Board of Teck in 1989 and was a member of the Board of Cominco Ltd. from 2000 to its acquisition by Teck in 2001. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He is currently Chair of Coco Paving Inc. (a private heavy construction company). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007. He taught “Law of Corporate Management” for over 12 years at Osgoode Hall Law School. He is an Honourary Trustee of the Royal Ontario Museum.

Toronto, Ontario, Canada		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 1989
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	5 of 5	100%
None		Compensation	4 of 4	100%
		Corporate Governance & Nominating (Chair)	4 of 4	100%
2017 AGM Voting Results		Safety & Sustainability	4 of 4	100%
For:	1,022,674,655 (98.87%)
Withheld:	11,645,601 (1.13%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	121,902 ($4,006,919)	92,696 ($3,046,917)	0 ($0)	$7,053,836	Yes

TIMOTHY R. SNIDER, 68
Timothy R. Snider was elected to the Board of Teck in April, 2015. He is a graduate of Northern Arizona University (B.Sc). Mr. Snider is currently Chairman of Cupric Canyon Capital, LLC. Prior to this role, he had a 38 year career with Phelps Dodge Corporation and its successor Freeport-McMoRan Copper and Gold, Inc. during which he held numerous technical, operating and executive positions including President and Chief Operating Officer.

Tucson, Arizona, U.S.A.		Meetings Attended:
Independent(3)		Board	11 of 11	100%
Director Since: 2015
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	5 of 5	100%
IAMGOLD Corporation		Compensation	4 of 4	100%
		Corporate Governance & Nominating	4 of 4	100%
2017 AGM Voting Results
For:	1,030,476,068 (99.63%)
Withheld:	3,844,188 (0.37%)

Securities Held(1)
Year	Class A (Value)	Class B (Value)	DSUs (Value)	RSUs (Value)	Total Value	Meets share ownership requirement
2017	0 ($0)	13,150 ($432,240)	33,827 ($1,111,893)	0 ($0)	$1,294,716	Yes

Notes:
(1)
Unless otherwise noted DSUs are 100% vested. DSUs granted to non-executive directors vest on the grant date. Values as at December 31, 2017 are calculated as the notional value of share unit awards, assuming full vesting in each case, based on the closing price for Class B subordinate voting shares on the TSX as at

December 29, 2017 of $32.87. For the purposes of Mr. Lindsay’s table, above, the value of PSUs has been calculated assuming a payout amount equal to 100% of the market value of the underlying shares as at December 31, 2017.
(2)
N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading “Voting Shares and Principal Holders of Voting Shares” in this Management Proxy Circular. Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001. The Board has determined that, as Chairman of the Board, he is not independent.

(3)
The Board considers as independent a Director who is: (a) not a member of Management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (c) not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

(4)	Mr. Keevil has a family relationship with N.B. Keevil.
(5)	Mr. Kubota and Mr. Fukuda are employees of Sumitomo and, as such, are required to hold these shares in trust for Sumitomo.
(6)	Mr. Lindsay is an officer of the Corporation.
(7)	Mr. Lindsay also holds options of the Corporation. See page 80 for details.
(8)
Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Management Co. in July 2015, when a court order granted by the Court of Queens’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation (“Tervita”) until December 2016. In December 2016, Tervita completed a recapitalization by way of court approved plan of arrangement significantly reducing Tervita’s total debt.

Shareholdings of Director Nominees as at March 6, 2018
■	Total number of Class A common shares held by all directors: 418,880
■	Total number of Class A common shares held by all non-executive directors: 418,880
■	Total number of Class B subordinate voting shares held by all directors: 673,318
■	Total number of Class B subordinate voting shares held by all non-executive directors: 371,262
■	Total value of Class A common shares held by all directors: $15,456,672
■	Total value of Class A common shares held by all non-executive directors: $15,456,672
■	Total value of Class B subordinate voting shares held by all directors: $24,697,304
■	Total value of Class B subordinate voting shares held by all non-executive directors: $13,617,890
Only Norman B. Keevil holds Class A common shares. All other directors hold only Class B subordinate voting shares. Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the TSX on March 6, 2018 ($36.90 and $36.68, respectively).

Appointment of Auditors

The Board recommends the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be set by the Board. PricewaterhouseCoopers LLP or its predecessor have been the auditors of the Corporation for more than 5 years.
The resolution concerning the appointment of PricewaterhouseCoopers LLP as the auditors of the Corporation must be approved by a majority of the votes cast in person or by proxy at the Meeting.
Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be set by the Board.

Auditors’ Fees
For the years ended December 31, 2017 and 2016, the Corporation paid the external auditors $5,752,593 and $5,781,419, respectively, as detailed below:
	Year Ended 2017 ($000)	Year Ended 2016 ($000)
Audit Services(1)	4,892	5,306
Audit Related Services(2)	269	326
Tax Fees(3)	124	3
All Other Fees(4)	468	146
Notes:
(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit; pension plan and special purpose audits.
(3)	Fees are for corporate and international expatriate tax services.
(4)
Amounts relate to a number of projects, including ISO 14001/9001 audits, greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.

Advisory Resolution on Executive Compensation

The Board has determined to put before shareholders a non-binding advisory vote on executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation through the following advisory resolution:

“RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2018 Annual Meeting of shareholders.”
The “Compensation Discussion and Analysis” section of this Management Proxy Circular discusses the Corporation’s approach to executive compensation, the objectives of the different elements of the Corporation’s executive compensation programs, how the compensation process is administered, how objectives and goals are set and the outcomes of that process. As outlined therein, the purpose of the Corporation’s executive compensation program is to attract, motivate and retain highly qualified and experienced executives, and to ensure that a significant proportion of compensation reflects the financial performance of the Corporation.
Since this is an advisory vote, it will not be binding on the Board. The Compensation Committee and the Board will, however, consider the outcome of the vote as part of their ongoing review of executive compensation. The Compensation Committee has taken into account shareholder feedback received in connection with last year’s advisory vote in approving amendments to the Corporation’s long term incentive plans. See “Say on Pay” at page 51.
The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Management Proxy Circular.

Report of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee considers and recommends corporate governance programs to the Board, proposes nominees for Board and committee appointments and assists with Board, committee and director evaluations to ensure that our governance practices are rigorous, relevant and appropriate to Teck. The Committee continually reviews and considers current developments in governance practices, policies, and standards, monitors the ethics, conflict of interest and conduct standards of the Corporation, and makes recommendations on governance to the Board. The Committee’s primary focus is on effective oversight of, and independence from, Management and on ensuring that the interests of all shareholders are considered and protected in our governance process.

The Board appoints a Chair of the Committee who, in consultation with the Committee members, determines the schedule and frequency of Committee meetings, provided that the Committee meets at least four times per year.

To ensure that the Committee has access to outside assistance should it require it, the Committee is authorized at any time to engage outside advisors or legal counsel at the expense of the Corporation to assist the Committee in the performance of its duties.
All of the members of the Committee are independent as described below, knowledgeable about corporate governance principles and have been appointed to the Committee because of their substantial and diverse board experience. Their biographies are set out on pages 9 to 16 of this Management Proxy Circular. The Committee is chaired by the Deputy Chairman and Lead Director of Teck, Warren Seyffert, who has an extensive background in corporate law and governance matters. Mr. Seyffert is either a member of, or an ad hoc member of, each of the committees of the Board.
The Committee welcomes input from shareholders on governance matters. Correspondence in this regard may be sent to lead.director@teck.com.

Independence Determination

Each year, prior to the annual shareholders meeting, a detailed questionnaire is circulated to all nominees to elicit the basic information required to assess the independence of each director. The Committee assists the Board in its consideration of each director’s independence both for general Board purposes and for service on the Audit Committee. In making its determination, the Board considers both the requirements of National Instrument 52-110 and the rules of the NYSE applicable to Teck.

A majority of the Board is independent. The Audit, Corporate Governance and Nominating and Compensation Committees are each comprised entirely of independent directors.
For this purpose the Board considers a director to be independent who is:(a) not a member of Management; and (b) free of any interest or any business, family or other relationship which could reasonably be perceived to interfere with his or her ability to act with a view to the best interest of the Corporation, other than interests and relationships arising solely from holdings in the Corporation. The Board also considers whether directors have a direct or indirect material relationship with the Corporation as defined in subsection 1.4 of National Instrument 52-110. Any such material relationship will lead the Board to conclude that the relevant director is not independent. Based on this analysis, the Board has concluded that Mr. Lindsay is not independent, as he is an officer of the Corporation. The Board has further concluded that Dr. Norman B. Keevil and Norman B. Keevil III are not independent, on the basis that Dr. Keevil is a former chief executive officer of the Corporation and continues as its chairman, and that Norman B. Keevil III is his son. The Board has considered each other nominee to the Board and has concluded that each other nominee is independent.
The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. The Board has adopted a policy of scheduling an in camera session without Management present for a portion of every meeting. We believe, however, that the experienced counsel of all Board members is valuable on many occasions, and open and candid discussion among the independent directors is not inhibited by the presence of the non-independent directors. Accordingly, their exclusion from a portion of each Board meeting is not always warranted.

Key Activities

In addition to its regular duties, since the last annual meeting of shareholders, the Committee:

■	reviewed the composition of the Board and its Committees;
■	carried out an annual evaluation of the performance of the Board and its Committees and reported to the Board;
■	completed a search for a nominee for election to the Board;
■
at each meeting, reviewed and considered various emerging governance issues, including those relating to dual-class share structures; proxy voting process reform; proxy access; advance notice by-laws; exclusive forum by-laws; gender diversity (board and executive officers); environmental and social issues; climate change; director compensation; majority voting rules; director independence and proposed changes to relevant rules; and share ownership guidelines;

■	reviewed and recommended approval of a Political Donations Policy for the Corporation pursuant to which Teck will not make any form of political donations;
■	reviewed the independence of, and recommended the nomination for election at the Meeting of, 15 directors to the Board;
■	reviewed comments received from shareholders and provided responses thereto; and
■	completed its annual charter review.

Risk Oversight

The Board has the responsibility to take reasonable steps to ensure that Management identifies, understands, and evaluates the principal risks of and to the Corporation’s business, implements appropriate systems to manage these risks, and achieves a proper balance between risk and reward. As a policy, the Board receives regular quarterly reports from Management on global and site-specific risk management, ethical conduct, environmental management and employee health and safety, in addition to detailed reports on particular risk issues. The Board, as a matter of routine at each meeting, discusses risks associated with the Corporation’s business and reviews the Corporation’s risk tolerance for existing operations as well as for new projects and developments.
The Board considers that the most significant risks facing the Corporation vary from time to time depending on the prevailing economic climate and the specific nature of the Corporation’s activities at the relevant time. At each meeting of the Board, the Board reviews and considers general as well as particular risks faced by the Corporation. The Board closely monitors the potential vulnerability of the Corporation’s operations and financial condition in light of risks that arise in relation to the Corporation’s business, including:
■	risks related to commodity prices, exchange rates and general economic conditions;
■	risks related to project development, including the risk of capital cost overruns and delays in receipt of permits or governmental approvals;
■	risks related to water quality management and other environmental issues;
■	risks related to technology and information technology, including data security;
■	risks related to existing operations, such as those associated with natural catastrophes, labour disputes and potential social issues;
■	risks relating to outstanding litigation that the Corporation may be involved in from time to time; and
■	longer-term risks such as physical and transition risks associated with climate change, political risk generally, and risks related to adverse developments in tax or environmental regulation.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time. The Board regularly reviews Management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks. The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and Management’s processes to deal with those risks.

Governance Practices

Highlights of our governance practices are summarized in the table below:

Our Practice	Read More
Dual Class Share Structure: The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual-class share structure, to ensure that the interests of all shareholders are respected.
Page 22
Board Renewal: The Board has not instituted a formal retirement policy or term limits, but places emphasis on rigorous Board evaluation and ongoing Board renewal. A majority of directors to be elected at the meeting have less than 5 years of service on the Board. The Board believes that a balance between long tenure, familiarity with the corporation’s business and long-term perspective on the industry and fresh perspective is essential for effective governance.
Page 26
Board Interlocks: While the Board has not set a formal limit on the number of directors who may serve on the same board of another company, we do assess Board interlocks in nominating individuals to serve on the Board and we disclose interlocks when they occur.
Page 29
Director Compensation: We pay director compensation only to non-executive directors, and do not issue options to directors. Our directors take a substantial proportion of their fees in a share-based retainer.
Page 37
Mandatory Shareholdings: We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer. Senior management are also required to maintain minimum holdings of shares and units.
Page 43 and 72
Compensation Approach: Our compensation approach is directed at building long- term value for shareholders through an emphasis on long-term incentives and variable compensation. As of 2017, we do not issue time-vested stock units to NEOs.
Pages 45 -52
Claw Back Policy and Anti-Hedging Policy: We have implemented formal policies to claw back management compensation in appropriate circumstances, and to prohibit insiders and employees from hedging the value of their shareholdings or equity-linked compensation.
Page 63
Shareholder Engagement: The Board has adopted a Shareholder Engagement Policy which describes how shareholders can provide direct feedback to the Board.	Page 31
Diversity: The Board has approved a company-wide Diversity Policy and a specific policy regarding Board and Executive Officer diversity. Four of 15 directors to be nominated for election at the meeting are women.
Page 27

Dual-Class Share Structure – Governance Considerations

The Committee regularly assesses those governance principles that pertain particularly to a corporation with a dual-class share structure.  The Board believes that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure.
The Corporation’s dual-class share structure has been in place for over 45 years, since a 1969 corporate reorganization in which all of the outstanding shares of Teck Corporation (as it then was) were converted into Class A common shares.  The structure facilitated the consolidation of a group of related operating and exploration companies that were under common management into a single vehicle, one in which all shareholders could participate.  Since 1969, Teck has continued

to issue Class B subordinate voting shares to enable the Corporation to grow by acquisition and new mine development.
The Class B subordinate voting shares carry in aggregate approximately 42.13% of the votes available at joint shareholder meetings.  The Class B subordinate voting shares rank equally with Class A common shares in all respects, except voting.  Although the holders of Class A common shares exercise a majority of total votes, under the Canada Business Corporations Act, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes.  In 2001, with the approval of both its Class A and Class B shareholders, the Corporation amended its articles to adopt “coattail” provisions for the benefit of Class B shareholders, with the aim of ensuring fair treatment of Class B shareholders in the event of a takeover bid which is accepted by holders of a majority of Class A common shares.  These coattail provisions are discussed above at page 2 under the heading “Subordinate Voting Shareholder Protection”.
There are approximately 7.8 million Class A common shares and 566.2 million Class B subordinate voting shares currently outstanding.  Both classes of shares are widely held and are listed on the TSX. The Class B subordinate voting shares are also listed on the NYSE.  The voting attributes of the Class A common shares and Class B subordinate voting shares are disclosed above.  While the trading volume of the Class A common shares is modest when compared to the trading volume of the Class B subordinate voting shares, there are no restrictions on an investor purchasing Class A common shares in the market.
Keevil Holding Corporation and Sumitomo Metal Mining Co. Ltd. and related parties hold Class A common shares which carry approximately 42.93% of the votes available at joint shareholder meetings.  Institutional and individual investors unrelated to these companies also hold Class A common shares which carry 14.94% of the total votes.
The Committee believes that the major long-term holders of Class A common shares are committed long-term investors, many with a deep knowledge of Teck’s business and its industry.  The Board considers that this longer-term perspective has permitted Teck to make decisions which have helped it to grow shareholder value significantly over the last number of decades and will continue to be of benefit to all shareholders.  The Board rejects the proposition that dual-class share structures are inherently unfair or improper.  In many forms of business organizations, certain investors and stakeholders have few or no voting rights.  Purchasers of preferred shares, limited partnership units and many forms of debt instruments often hold voting rights more restrictive than those attached to Teck’s Class B subordinate voting shares.  It is widely accepted that appropriate governance practices can ensure that the interests of all these security holders are considered and respected, and the Board believes that the same is true in the case of a dual-class structure.
While in the vast majority of matters that come before the Board, the interests of the Class A and Class B shareholders are entirely aligned, the Committee and the Board recognize that to fulfill Teck’s commitment to good governance, a dual-class share structure requires vigilance and robust governance practices.  The dual-class share structure does create a disparity between voting interests and equity interests and this could create some potential for conflicts of interest, as it would in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual-class share structure or a single voting class structure.
Accordingly, the Board and the Committee closely scrutinize any situation in which the interests of Class A shareholders and Class B shareholders could possibly diverge.
In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest.  For example:
■	Only four directors out of 15 to be nominated for election at the Meeting have any interest in or relationship with any of the major Class A shareholders of the Corporation;
■
All of our Board committees are constituted with a majority of independent directors, and our Audit, Corporate Governance and Nominating, and Compensation Committees are composed entirely of independent directors, who have no relationship with Management or any of the major holders of Class A common shares;

■	Directors, with the exception of the Chairman, hold only Class B subordinate voting shares;
■	Directors are required to maintain minimum holdings of Class B subordinate voting shares or stock units linked to the price of Class B subordinate shares;
■	Our equity-linked compensation for directors and senior officers is linked only to the price of Class B subordinate voting shares;
■	We publicly report in detail the voting results of shareholder meetings, with a breakdown of votes by class; and
■	Only one director, the CEO, is a member of Management.
Teck’s dual-class share structure has been key in facilitating its growth into a major diversified Canadian mining company.  Ultimately, any decision about the appropriateness of the structure is a question for all shareholders, as any change in voting rights would require the approval of the affected class or classes of shareholders, voting separately.  So long as the Corporation has more than one class of voting shares, the Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.
Canadian Securities Administrators Governance Guidelines and Disclosure Requirements

Our governance practices are consistent with the governance guidelines set out in National Policy 58-201, as adopted by the Canadian Securities Administrators. Our disclosure is responsive to and complies in full with the requirements of National Instrument 58-101 and Form 58-101F1. The table in Schedule B sets out, in summary form, our compliance with these disclosure requirements.

Comparison with NYSE Corporate Governance Standards

The Board and Management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Although Teck is a “foreign private issuer” for purposes of its NYSE listing, and as such, not all of the NYSE director independence requirements that are applicable to U.S. domestic issuers apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. As noted above, the Board annually reviews and makes a determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires Teck, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. The differences between our practices and those required by the NYSE rules applicable to U.S. domestic issuers are not material and are more a matter of form than substance.

Succession and Nomination of New Directors

The Committee’s responsibilities with respect to the nomination of directors include: identifying the appropriate competencies and skills considered to be necessary for the Board as a whole; assessing and determining the skills of each director; developing and annually updating a long- term plan for the Board’s composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of committees of the Board; and reviewing and making recommendations regarding programs for the orientation and education of new Board members and their ongoing education. The Committee regularly reviews a a standing list of potential candidates as directors in anticipation of the need to replace existing directors which takes into account the relevant skills and experience expected to be required by the Board.

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities. Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business, and identifies the top four areas of expertise as identified by each proposed director, including Ms. Murray. This matrix is used to assess the needs of the Board in the context of succession planning.

Area of Expertise	Ashar	Chong	Dottori-Attanasio	Dowling	Fukuda	Keevil	Keevil III	Kubota	Lindsay	McVicar	Murray	Pickering	Power	Seyffert	Snider
Corporate Governance			X			X	X			X	X			X
Strategic Planning	X	X	X		X	X	X	X	X						X
International Business		X		X	X			X	X			X	X
Mining				X	X	X						X			X
Oil & Gas	X									X			X
Mining Transactions & Projects						X		X	X					X
Commodities Business				X	X			X					X		X
Human Resources & Compensation				X							X			X	X
Finance & Financial Reporting			X						X	X	X		X
Environment & Sustainability	X						X					X
Legal		X									X			X
Risk Management	X		X							X
Technology							X					X
Years on Teck Board	11	2	4	6	2	55	21	6	13	4	0	3	1	29	3
Age	63	65	50	62	54	80	54	63	59	49	62	70	53	77	68

Retirement Policy, Term Limits and Board Renewal

The Board has recently reviewed its processes for Board renewal, including whether it should establish director term limits or should maintain a formal retirement policy. Following a detailed review, the Board has determined not to institute term limits for directors, and to terminate the retirement policy formerly in place. The Board previously had a policy in place providing that directors would not be nominated for election to the Board after reaching the age of 75, although certain exceptions had been made to this policy over the years.
Instead of imposing an arbitrary age or term limit, the Board intends to rely on an ongoing regular appraisal of the skills and contribution of individual directors in light of the combination of skills and experience required for the Board to function well.
The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, will allow the Board to maintain the appropriate balance between long tenure, which brings great familiarity with the Corporation’s business, institutional memory, and long term perspective on the industry in which the Corporation operates, and fresh perspective which can prompt reexamination of various aspects of the business.
Of the 15 directors proposed for nomination at the Meeting, as at the date of the Meeting, eight (or 54%) will have five years of service or less, two (or 13%), will have between six and ten years of service, and five (or 33%) have 11 or more years of service. Median director tenure is six years. Directors recently appointed or elected to the Board include Ms. Dottori-Attanasio and Ms. McVicar (2014), Messrs. Pickering and Snider (2015), Messrs. Fukuda and Chong (2016) and Ms. Power (2017). Ms. Murray will stand for election to the Board for the first time at the Meeting.    As part of the Board renewal process, within the past four years new Chairs have been appointed for the Audit, Compensation, Reserves, and Safety and Sustainability Committees of the Board. The Board believes that its approach provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee level.

Overboarding

The Board believes that directors must have sufficient time available to properly prepare for and attend board meetings in order to make a full contribution to the Board. While each candidate for nomination to the Board will be reviewed on a case by case basis, in general, the Committee will not recommend to the Board nominees who serve on more than three public company boards, in addition to the Board of the Corporation, if the nominee is not otherwise employed full time, or more than one public company board, in addition to the Board of the Corporation, if the nominee is employed full time. The Committee may make exceptions to this policy if satisfied that a nominee will be in a position to devote sufficient time and attention to Board matters despite outside commitments in excess of those outlined above. Once on the Board, directors must consult with the Lead Director before accepting additional public company directorships.

Diversity

Teck values diversity. The Committee believes that a Board with directors having a diversity of backgrounds and different experiences benefits the Corporation by enabling the Board to consider issues from a variety of perspectives. Diversity can enhance effective decision-making and strategic planning. When assessing potential candidates for nomination to the Board, the Committee considers gender, national origin, and ethnicity in addition to business skills, qualifications and career history, including experience in foreign jurisdictions. In the final analysis, the Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a board can bring to the issues facing a global mining enterprise when the board has a diverse composition of directors.

The Committee considers the level of representation of women in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that women nominees are considered when candidates for election to the Board are considered. The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity, are brought forward for consideration.

Having carefully considered the question, the Board has elected not to adopt a target number or percentage of women directors, on the grounds that appropriate skills and experience must remain the overriding criteria for nomination to the Board, and to guard against any perception that directors may have been nominated solely or primarily on the basis of gender. If all nominees proposed to be elected as directors at the Meeting are elected, 4 of 15 or 27% of directors will be women. The Committee will annually review the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are considered. The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.
The Board believes that diversity at Teck can help create a stronger company. We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole. Although the number of women in leadership roles within Teck has almost doubled since 2010, women still represent only 15.4% of all employees. We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within the Corporation. These include: proactively reviewing development plans for high-performing and high-potential women; identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles; developing family-friendly policies for mid-career women to assist with recruitment and retention; and changing job descriptions and job titles to be more gender neutral and inclusive.

With respect to executive officer positions, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management. For this purpose we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background and culture.
The Board has not adopted specific numerical targets regarding numbers of women in executive officer positions, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that women in executive officer roles have been appointed solely or primarily on the basis of their gender rather than their specific qualifications. We are committed, however, to taking measures to enhance the advancement of women in management. To that end, our Senior Executive Diversity Committee, chaired by the Vice President of Human

Resources and with representation from senior Management, has adopted objectives regarding the further development of a diversity strategy, the implementation of specific measures aimed at attracting and retaining a diverse workforce, and ensuring that diversity is taken into account in management appointments.

Of the Corporation’s 11 executive officers, currently one (or 9%) is a woman.

Board Interlocks

The Committee does not believe that it is necessary to set a formal limit on the number of its directors who serve on the same board of another company in order to ensure the independence of directors and their ability to act in the best interest of the Corporation. The Committee does consider board interlocks in the course of assessing each director’s ability to serve as a director of the Corporation, and supports the disclosure of interlocks. There are currently no interlocking board memberships among the directors of the Corporation.

Management Succession Planning

In accordance with its mandate, the Board as a whole has oversight of succession planning for senior Management. Succession plans for all senior positions are developed and maintained by the Vice President, Human Resources in consultation with other senior executives. The Board annually reviews and considers a report from the CEO regarding potential succession candidates by position, as well as Management’s action plans for positions where no succession candidate has been identified. The Board separately considers succession as it relates to the CEO. The CEO annually presents a detailed report on potential successors to his position, which takes into account the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim or permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession. The Board goes over the report position by position and discusses the individual attributes of each member of Management in camera with the CEO.

Orientation and Continuing Education of Directors

As part of the Corporation’s orientation program, new directors are given copies of all policies, codes and mandates. They are also provided with guidance concerning trading in the Corporation’s securities, blackout periods, and the Corporation’s disclosure practices. Senior officers from each business division are made available to meet with new members to familiarize them with the Corporation’s operations, programs and projects. Presentations made at these meetings, together with site visits, are intended to provide insight into the Corporation’s business and familiarize new directors with the policies and programs they require to effectively perform their duties. In 2017, adjustments were made to the Board’s orientation program to ensure that it meets the Corporation’s objectives.
The Corporation’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and Management, and reports on issues relating to the Corporation’s projects and operations, sustainability and social matters, competitive factors, reserves, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that the Corporation may face. Analysts’ reports relating to the industry are distributed to directors regularly, and selected press clippings covering the industry, actions by competitors, and commodity issues are distributed daily. Directors participate at the Board’s annual strategy meeting in assessments of the Corporation’s possible growth paths and other strategic matters and are encouraged to attend, at the Corporation’s expense, industry conferences and director education seminars and courses.

Directors’ Continuing Education during 2017 included the following:

Presented by	Topic	Attendees
Management	Educational Session – Data Capture – The Value of Collecting High Quality Foundational Data	Ashar, Dowling, Fukuda, Keevil III, Kubota, Pickering and Power
Management	Fort Hills Site Visit	Ashar, Chong, Dottori-Attanasio, Fukuda, Keevil, Keevil III, Kubota, Lindsay, McVicar, Pickering, Power and Snider
Tom Price (Morgan Stanley)	Beyond Reflation	Ashar, Chong, Dottori-Attanasio, Fukuda, Keevil, Keevil III, Kubota, Lindsay, McVicar, Pickering, Power, Seyffert and Snider
National Association of Corporate Directors	Succession Planning; Risk Management; Governance	Dowling
BMO Capital Markets	Mining and Metals Conference	Dowling, Keevil III
Bank of America Merrill Lynch	Metals, Mining and Steel Conference	Dowling
Harvard President University	Strategy Leadership	McVicar
Institute of Corporate Directors	Rotman Directors Education Program	Power
International Petroleum Week, CERA Week, AFPM, JBC Energy and SO Global Energy	Conferences	Ashar
Roundup, PDAC	Conferences	Keevil III

Evaluation of Directors
Each year, the Committee considers the competencies and skills required by the Board as a whole, together with the competencies and skills of the existing directors, with a view to assisting the Board in assessing the participation, contribution and effectiveness of individual members of the Board. As part of this process, in 2014 directors were interviewed by an experienced independent consultant who provided comments on Board composition and Board information, processes and structure. The Deputy Chairman and Lead Director and the Committee reviewed the results of this process, identified areas requiring follow-up, and reported to the full Board on the results of the assessment process and the resulting action items. Specific recommendations from the Committee were approved by the Board and action plans to follow up on specific issues were implemented during 2015.
Since 2015, the Lead Director has overseen a new process of director evaluation and peer evaluations, which includes base-line questionnaires for each committee member followed by individual interviews with each member of a committee by the chair of that committee. The focus of the program is to determine each member’s assessment of the effectiveness of each committee on which they serve, together with an assessment of their contribution and an assessment of the contribution of each other member of the relevant committee. In a similar fashion and with the same focus, each director provides written comments to the Lead Director about the Board’s effectiveness, followed up by individual interviews by the Lead Director with each director regarding his or her own performance, the performance of the other directors, and the Board as a whole. Comments on the assessment of the Lead Director are directed to the Chair of the Board. While intensive and time-consuming, this process provides the Board with valuable feedback which enables it to improve its structure and effectiveness.
Ethical Business Conduct
The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the “Code”) that requires that the highest ethical standards of behaviour be followed while conducting the Corporation’s business. The Code is filed on SEDAR (www.sedar.com) and posted on the Corporation’s website. A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.
We maintain an anonymous Whistleblower Hotline under our “Doing What’s Right Program” to encourage employees to report unethical conduct. All staff employees are required to undergo a web-based ethics training program. Compliance with the Code is monitored by an annual survey of directors and staff employees. Directors and staff are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to Management, the Chair of the Audit Committee, or otherwise as prescribed in our “Doing What’s Right Program”.

Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

Shareholder Engagement
The Board encourages shareholder participation at the Meeting, and the Chairman, Lead Director and key Committee Chairs will be available at the Meeting to answer shareholder questions concerning governance matters. The Board of Directors believes that constructive engagement with shareholders can provide valuable insight and assist the Board in maintaining the high standards of governance, particularly important in the context of Teck’s dual-class share structure. The Board has adopted a Shareholder Engagement Policy, which is available on Teck’s website, to address how shareholders can engage with the Board.
Our Lead Director, the Chair of the Compensation Committee and the Chair of the Corporate Governance & Nominating Committee are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation. The Lead Director and the relevant Committee Chair consider requests for meetings on a case-by-case basis. The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues, but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy.
Presented by the Corporate Governance and Nominating Committee:
W.S.R. Seyffert (Chairman)
L. L. Dottori-Attanasio
E. C. Dowling
T. R. Snider

Report of the Audit Committee

For more disclosure regarding the Corporation’s Audit Committee, please refer to the section titled “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2017.

The purpose of the Audit Committee of the Board is to provide an open avenue of communication between Management, the external auditors, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;
■
processes for identifying the principal financial reporting risks of the Corporation and reviewing the Corporation’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	Corporation’s compliance with legal and regulatory requirements related to financial reporting;
■	accounting principles, policies and procedures used by Management in determining significant estimates;
■	anti-fraud programs and controls, including Management’s identification of fraud risks and implementation of anti-fraud measures;
■	mechanisms for employees to report concerns about accounting policies and financial reporting;
■	engagement, independence and performance of the Corporation’s external Auditors;
■
internal audit mandate, internal audit plans, internal audit and Sarbanes-Oxley (“SOX”) audit programs and results of internal audits and SOX compliance audits performed by the Corporation’s internal audit department; and

■	to assist the Board in fulfilling its responsibilities to oversee and monitor the management and governance of the Corporation’s various pension plans.
The Audit Committee also performs any other activities consistent with its charter, the Corporation’s by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.
To ensure that the Audit Committee has access to outside assistance should it require it, the Audit Committee is authorized at any time to engage outside advisors or legal counsel at the expense of the Corporation to assist the Audit Committee in the performance of its duties.
The Audit Committee is made up of five independent members of the Board. All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade. In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert as defined by the U.S. Securities and Exchange Commission’s regulation implementing Sections 406 and

407 of the Sarbanes-Oxley Act of 2002. In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and, without Management present, with the external auditors, with the Corporation’s internal auditors, and alone.

The following is a brief summary of the Audit Committee’s activities in 2017.

Financial Reporting

The Audit Committee:
■
reviewed the annual financial statements and Management’s Discussion and Analysis with Management and the external auditors prior to approval by the Board and reviewed interim financial statements and Management’s Discussion and Analysis, news releases and other material financial disclosures with Management and the external auditors prior to publication. These reviews included a discussion of matters required or recommended to be disclosed under International Financial Reporting Standards (“IFRS”) and securities regulations and laws. A member of the Audit Committee attended a meeting of Management’s Disclosure Committee to observe and assess senior Management’s process for confirming full disclosure in financial news releases;

■	obtained assurances from Management and the external auditors that the Corporation is in full compliance with legal and regulatory requirements related to financial reporting;
■
ensured that an adequate system is in place for employees to report, on a confidential and anonymous basis, accounting, auditing, financial reporting and disclosure practices they find questionable; and

■
based on this information and the work throughout the year, including the internal audit and financial controls program and work with the external auditors outlined below, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

With Respect to the External Auditors

The Audit Committee:
■	reviewed, with the external auditors, the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;
■	received the written disclosures from the external auditors as recommended by the Chartered Professional Accountants of Canada;
■
reviewed, with the external auditors, the independence of the external auditors including a review of non-audit services and the receipt of the external auditors’ written assurance of its independent relationship with the Corporation;

■	required prior approval of all non-audit services provided by the external auditors;
■	approved the fees payable to the external auditors; and
■	reviewed the overall performance of the external auditors.

On the recommendation of the Audit Committee, the Board is recommending that shareholders re-appoint PricewaterhouseCoopers LLP as the auditors of the Corporation for 2018.

With Respect to the Internal Auditors

The Audit Committee:
■	reviewed the independence of the internal auditors; and
■	reviewed with the Director, Internal Audit and Operational Review the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

With Respect to Pension Matters

The Audit Committee:
■	reviewed the design of the Corporation’s pension plans and the coverage afforded by the plans;
■	reviewed the funding policies for the Corporation’s defined benefit plans and the level of the contributions to the Corporation’s defined contribution plans;
■
oversaw and monitored the authority delegated to Management’s Executive Pension Committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plans and all other requirements of law;

■
reviewed compliance with minimum funding requirements prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports;

■	reviewed and monitored the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof;
■
reviewed and monitored the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the corporate communication and educational materials provided to plan members; and

■
reviewed and monitored the performance of the investment managers chosen by Management for the Corporation’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.

Financial Controls Program

The Audit Committee:
■
continued its oversight of the Financial Controls Program (“FCP”) to ensure that the program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting, and that compliance with equivalent Canadian rules is sustained. The FCP enabled Management to certify the effectiveness of the Corporation’s internal controls structure and procedures for financial reporting, in accordance with the relevant rules. The external auditors have reported on and attested to Management’s certification. The Audit Committee continues to monitor the FCP and oversee Management’s maintenance of the Corporation’s internal controls over financial reporting.

Charter

The Audit Committee:
■	conducted its annual review of its mandate;
■	reviewed and approved the fees of the external auditors; detailed breakdown of fees is set out on page 18 of this Management Proxy Circular;
■	confirmed that the full text of the Audit Committee’s Charter is included in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation’s website;
■	received a report on an external quality assessment of the Corporation’s internal audit and operational review department; and
■	received presentations on developments in income and other taxes and information systems and technologies, including cyber security issues.
Presented by the Audit Committee:

T. L. McVicar (Chair)
L. L. Dottori-Attanasio
U. M. Power
W. S. R. Seyffert
T. R. Snider

Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings, participating on committees and ensuring that they stay informed about our business and trends and developments affecting the global mining industry. In order to attract and retain directors who meet these expectations, the Board believes that we must offer a competitive compensation package.

We pay director compensation only to non-executive directors, consisting of cash fees (annual retainer, meeting attendance fees, Committee and Chair fees and travel fees) and, for most directors, a share-based award consisting of Deferred Share Units ("DSUs") and/or Restricted Share Units ("RSUs") (see "Share Unit Plans" on Schedule C). We do not issue stock options to non-executive directors.

The Directors’ Total Compensation table on page 39 sets out the total compensation earned by non-executive directors in 2017. Adjustments were made to our Director compensation program in July 2017.

We require directors to maintain minimum holdings of Teck shares, subject to certain exceptions. See “Mandatory Shareholdings for Directors” on page 43 for more details. The Board believes that the share ownership requirements along with the mixture of equity-linked compensation further promote the objectives of director retention and alignment with long-term shareholders.

Process for Determining Director Compensation

The Compensation Committee of the Board is responsible for recommending compensation policies to the Board. The Committee annually reviews director compensation. In 2017, the Committee engaged Meridian Compensation Partners (“Meridian”), its independent consultant, to prepare a review of directors’ compensation. This report reviewed director compensation practices among Canadian mining and other resource-based companies. The results of that report suggested that an increase would be appropriate to position compensation at the median of the peer group used for executive and director compensation. Accordingly, the Committee recommended to the Board and the Board approved, an increase in the retainers for non- executive directors, the Deputy-Chairman, the Chairman of the Board and the Chair of the Compensation Committee, together with the elimination of separate cash meeting fees.

Compensation Components

Annual Retainer and Other Fees
Following the revisions to our Board compensation program described above, we pay annual retainers and fees as follows:

Component	Fee
Cash Retainer
Non-executive Director (excluding Lead Director)	$95,000
Chairman	$370,000
Lead Director	$170,000
Committee Chair – Audit(1)	$20,000
Committee Chair – Compensation(1)	$14,000
Other Committee Chair(1)	$8,000
Committee Member	$6,000
Share-Based Retainer
Non-executive Director (including Lead Director)	$120,000
Chairman	$310,000
Notes:
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.
Non-executive directors have the right to elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter. Chinese securities law considerations dictated that Mr. Chong take all of his director compensation in cash.
In addition to the fees set out above, non-executive directors receive reimbursement for travel costs, and a $1,000 per meeting fee for directors who travel from outside the province of British Columbia the day prior to a Board or Committee meeting.

Share-Based Awards
The share-based component of the directors' annual compensation is payable in either DSUs or RSUs, at the election of the director. DSUs and RSUs are notional shares that have the same value at any given time as the Class B subordinate voting shares, but do not entitle the participant to any voting or other shareholder rights and are non-dilutive to shareholders. Dividend equivalents are credited to a participant’s DSU or RSU account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the Class B subordinate voting   shares on the dividend payment date. RSUs granted to directors vest on the earlier of December 20 in the second calendar year immediately following the grant or the date the individual ceases to be a director of the Corporation, and are paid out in cash on the vesting date. DSUs awarded to directors vest immediately on the date of grant and are paid out in cash on or about December 15 of the calendar year following the year in which the individual ceases to be a director of the Corporation, or, at the director’s election, on any earlier date following that date. Each DSU, including any DSUs credited as dividend equivalents, has a payout value equal to the closing price of the Class B subordinate voting shares on the applicable payout date. Each RSU granted in 2015, including RSUs credited as dividend equivalents thereon, has a payout value equal to the volume weighted average trading price of the Class B subordinate voting shares over the ten consecutive trading days prior to the applicable payout date. Each RSU granted in 2016, including RSUs credited as dividend equivalents thereon has a payout value equal to the volume weighted average trading price of the Class B subordinate voting shares over the twenty consecutive trading days prior to the applicable payout date.

On May 1, 2017, non-executive directors, with the exception of Mr. Chong, each received 4,017 share units and the Chairman of the Board received 10,377 share units. These grants had a grant date value of $29.87 per share unit, based on the volume weighted average price of our Class B subordinate voting shares over the twenty consecutive trading days on the TSX prior to the grant, ending April 28, 2017, equal to a target dollar value of approximately $120,000 for non-executive directors and $310,000 for the Chairman of the Board. Because Chinese securities laws would have required the Corporation to engage in a complex registration process in order for RSUs or DSUs to be issued to Mr. Chong, involving ongoing securities filings in China, Mr. Chong has agreed to receive cash in lieu of a grant of RSUs or DSUs.

Directors' Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2017. Mr. Lindsay does not receive director’s fees in addition to his compensation as an officer of the Corporation. The compensation paid to Mr. Lindsay is fully reflected in the summary of total compensation for Named Executive Officers (“NEOs”) on page 74.

Name	Fees Earned in Cash $				Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
	Annual Retainer(1)	Board Attendance Fees	Committee Attendance Fees	Total Fees Earned
M. M. Ashar	95,467	9,000	9,000	113,467	119,987	44,777	278,231
Q. Chong(6)	77,500	9,000	0	86,500	120,000	2,000	208,500
J. L. Cockwell(4)	25,068	7,500	6,000	38,568	0	9,088	47,656
L. L. Dottori-Attanasio	95,467	9,000	9,000	113,467	119,987	21,880	255,344
E. C. Dowling	112,432	9,000	9,000	130,342	119,987	30,137	280,556
E. Fukuda	83,428	9,000	3,000	95,428	119,987	9,532	224,947
N. B. Keevil	378,977	9,000	0	387,977	309,961	26,220	724,158
N. B. Keevil,III	97,452	9,000	6,000	112,452	119,987	24,390	256,829
T. Kubota	89,421	9,000	6,000	104,421	119,987	30,165	254,573
T. L. McVicar	109,421	9,000	6,000	124,421	119,987	21,408	265,816
K. W.Pickering	97,430	9,000	6,000	112,430	119,987	18,707	251,124
U. M..Power(5)	66,305	1,500	0	67,805	119,987	15,971	203,763
W. S. R.Seyffert	202,980	9,000	12,000	223,980	119,987	56,194	400,161
T. R. Snider	98,444	9,000	9,000	116,444	119,987	21,068	257,499
Notes:
(1)
Includes all or a portion of annual retainer earned in cash but paid in DSUs at the directors’ election (at a dollar amount based on the grant date fair value) including Committee Chair and Member Fees.

(2)
The fair value of share unit grants for compensation purposes is consistent with the accounting fair value under IFRS. The fair value for the 2017 grant was $29.8711 which was the volume weighted average of our Class B subordinate voting shares over the twenty days prior to the grant date ending April 28, 2017 (see section on “Share Unit Plans” on Schedule C). This column does not include DSUs granted in lieu of annual retainer earned.

(3)
The amount in this column includes the annual $1,500 expense amount, travel meeting fees for directors who travel from outside British Columbia the day prior to a meeting and dividend equivalents credited in the form of share units.

(4)	Mr. Cockwell did not stand for re-election at the 2017 Annual General Meeting.
(5)	Ms. Power was elected to the Board at the 2017 Annual General Meeting.
(6)	Mr. Chong has agreed to receive cash in lieu of a grant of RSUs or DSUs in light of Chinese securities laws requirements relating to the issuance of RSUs or DSUs to him.

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2017. We do not award options to non-executive directors.

	Outstanding Share-Based Awards
Name	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share- based awards not paid out or distributed ($)(2) (3) (4)
M. M. Ashar	0	0	2,501,144
Q. Chong(5)	0	0	0
L. L. Dottori-Attanasio	0	0	1,137,927
E. C. Dowling	0	0	1,586,569
E. Fukuda	0	0	574,929
N. B. Keevil	35,131	1,154,756	200,934
N. B. Keevil, III	0	0	1,380,178
T. Kubota	0	0	1,734,813
T. L. McVicar	0	0	1,248,205
K. W. Pickering	2,050	67,383	1,008,287
U. M. Power	0	0	215,397
W.S.R. Seyffert	0	0	3,046,918
T. R. Snider	0	0	1,111,893
Notes:
(1)	As DSUs awarded to directors vest immediately on the date of grant and we do not award PSUs to non- executive directors, this column reflects unvested RSUs awarded to directors.
(2)	Includes share units credited as dividend equivalents.
(3)
Market or Payout Value calculated by multiplying the number of share units held at December 31, 2016 by the closing price of the Class B subordinate voting shares on the TSX at December 29, 2017 ($32.87).

(4)	As RSUs are paid out immediately following vesting, this column reflects the value of outstanding DSUs.
(5)
Mr. Chong has agreed to receive cash in lieu of a grant of share-based awards, because Chinese securities laws would have required a complex registration process in order for share-based awards to be issued to him.

Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of the share-based awards which vested or were earned for each non-executive director for the fiscal year ending December 31, 2017. Non-executive directors did not receive any non-share based incentive compensation in 2017.

Name	Value Vested During The Year ($) (1)
	RSUs (2) (3)	DSUs (4) (5)		Total
		Granted in Lieu of Fees Earned in Cash	Share-Based Retainer
M. M. Ashar	0	139,247	119,987	259,234
Q. Chong(6)	0	0	0	0
L. L. Dottori-Attanasio	0	115,041	119,987	235,028
E. C. Dowling	85,377	106,919	119,987	312,283
E. Fukuda	0	92,962	119,987	212,949
N. B. Keevil	512,443	40,445	309,961	862,849
N. B. Keevil, III	0	61,432	119,987	184,419
T. Kubota	0	119,588	119,987	239,575
T. L. McVicar	0	130,830	119,987	250,817
K. W. Pickering	0	86,223	119,987	206,210
U. M. Power(7)	0	69,427	119,987	189,414
W. S. R. Seyffert	0	102,998	119,987	222,985
T. R. Snider	0	117,513	119,987	237,500
Notes:
(1)	Includes share units credited as dividend equivalents.
(2)
The amount represents the aggregate dollar value of share units on the vesting date, December 20, 2017, using the volume weighted average trading price of the Class B subordinate voting shares as reported on the TSX over the prior ten (10) consecutive trading days ($30.5391).

(3)
As RSUs granted to directors vest on the earlier of December 20 in the second calendar year immediately following the grant or the date the individual ceases to be a director, this table does not include share- based retainers for 2017 which the directors have elected to take in the form of RSUs as these have not yet vested.

(4)	The amount represents the aggregate dollar value of the share units as of the vesting date. As directors’ DSUs vest immediately, the market value for DSUs was as of the grant date.
(5)
DSUs vest on the grant date but are not redeemable until the recipient retires, resigns or his or her employment is otherwise terminated. The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout will not be known until that time.

(6)
Mr. Chong has agreed to receive cash in lieu of a grant of share-based awards, because Chinese securities laws would have required a complex registration process in order for share-based awards to be issued to Mr. Chong.

(7)	Ms. Power was elected as a director on April 26, 2017.

Mandatory Shareholdings for Directors

We require non-executive directors to own shares or share units equivalent in value to not less than three times their annual cash retainer and share-based retainer. Because Chinese securities laws would require the Corporation to engage in a complex registration process to permit RSUs or DSUs to be issued to Mr. Chong, involving ongoing securities filings in China, the Board has exempted Mr. Chong from this shareholding requirement. Non-executive directors subject to the requirement have a period of five years from the date they join the Board to reach this mandatory level. For the purposes of this policy, the value of share units is determined by averaging the price of Class B subordinate voting shares at the time of the three most recent DSU or RSU grants (including the current year’s grant). As of December 31, 2017, all non-executive directors subject to the shareholding requirement had met the requirement or were in the process of doing so within the prescribed time limit.
The following table shows, among other things, the number of shares, RSUs and DSUs held by each non-executive director as at March 6, 2018 compared to the number of shares, RSUs and DSUs held as at March 7, 2017, the value of the holdings as at March 6, 2018 and the value of shares and share units required to meet the directors' shareholding requirement.

Name	Director Since	As At	Shares (#)(1)		Share Units Held (#)		Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(2)	Value of Shares and Share Units Required to Meet Requirements ($)
			Class A	Class B	RSUs	DSUs
M. M. Ashar	2007	2018 2017	0 0	58,000 58,000	0 0	76,092 67,008	134,092 125,008	2,397,565 2,010,129	645,000
Q. Chong	2016	2018 2017	0 0	0 0	0 0	0 0	0 0	0 0	0
L. L. Dottori- Attanasio	2014	2018 2017	0 0	3,372 3,372	0 0	34,619 26,385	37,991 29,757	679,279 478,493	645,000
E. C. Dowling	2012	2018 2017	0 0	0 0	0 2,807	48,268 40,265	48,628 43,072	869,469 692,598	645,000
E. Fukuda(3)	2016	2018 2017	0 0	2,000 2,000	0 0	17,491 10,062	19,491 12,062	348,499 193,957	645,000
N. B. Keevil	1963	2018 2017	418,880 418,880	152,238 152,238	35,131 40,872	6,113 4,489	612,362 616,479	10,949,033 9,912,982	1,215,000
N. B. Keevil, III	1997	2018 2017	0 0	10,000 10,000	0 0	41,989 35,492	51,989 45,492	929,563 731,511	645,000
T. Kubota	2012	2018 2017	0 0	2,000 2,000	0 0	52,778 44,399	54,778 46,399	979,431 746,096	645,000
T. L. McVicar	2014	2018 2017	0 0	0 0	0 0	37,974 29,152	37,974 29,152	678,975 468,764	645,000
K. W. Pickering	2015	2018 2017	0 0	7,800 7,800	2,050 0	30,675 25,438	40,525 33,238	724,587 534,467	645,000
U. M. Power(3)	2017	2018 2107	0 n/a	0 n/a	0 n/a	6,553 n/a	6,553 n/a	117,168 n/a	645,000
W. S. R. Seyffert	1989	2018 2017	0 0	126,902 121,902	0 0	92,696 84,791	214,598 206,693	3,837,012 3,323,623	645,000
T. R. Snider	2015	2018 2017	0 0	13,150 0	0 0	33,827 25,490	46,977 25,490	839,949 409,879	645,000

Notes:
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Based on the trailing three year volume-weighted average price of Class B subordinate voting shares on the TSX on March 6, 2018 of $17.88 and on March 7, 2017 of $16.08, respectively.
(3)
Mr. Fukuda was elected to the Board on April 27, 2016 and is required to meet the minimum shareholding requirement by April 27, 2021. Ms. Power was elected to the Board on April 26, 2017 and is required to meet the minimum shareholder requirement by April 26, 2022.

Compensation Discussion and Analysis
The Compensation Discussion and Analysis outlines the executive compensation program at Teck and provides details on the Board decisions about executive pay plans and awards. Below is a summary of the leading practices that Teck has adopted to continue to align management interests to those of shareholders and to continue to strengthen Teck values:
Leading Practice	Refer To
Advisory Vote on Executive Compensation ("Say on Pay")
• We give shareholders the opportunity to provide their views on Teck’s executive compensation program through a formal advisory resolution.	Page 51
Compensation Philosophy
• We target the market median of our compensation peer group to set executive compensation target levels, with the ability to earn compensation above median levels for strong performance.	Page 46
Compensation Mix
•
84% of the CEO’s and approximately 76% of the other NEO’s total direct compensation is variable contingent on performance.  Teck’s compensation mix is slightly more heavily weighted toward long term incentives than our peer companies.
Page 57
Clawback Policy
• We have a policy which calls for the clawback of incentive compensation in appropriate circumstances.	Page 63
Share Ownership Guidelines
•
We have share ownership guidelines for senior management, which encourage executives to build and maintain equity ownership throughout their tenure and further align the executive compensation program with the interests of long-term shareholders.
Page 72
Anti-Hedging Policy
• Insiders and employees are prohibited from short-selling shares in the Corporation and from buying or selling other instruments to hedge their share, unit and option holdings.	Page 63
Performance Based Equity
• Since 2014, the NEOs have received Performance Share Units. In 2017, we stopped issuing time-vesting share units to NEOs.	Page 48
Disciplined Bonus Plan
• We adjust bonus plan payments to remove the effect of fluctuating commodity prices, which may mask underlying business performance.	Page 49

Our executive compensation programs are designed to attract, motivate and retain highly qualified and experienced executives. We believe that the design of our executive compensation programs and policies is fully aligned with our short and long-term operational, safety and sustainability objectives, and long-term shareholder value creation. We take shareholder feedback into consideration in the design of these programs.

Executive Summary
2017 Highlights
Although markets for our principal products were constructive in 2017, we faced some challenging operating conditions, and large swings in commodity prices required us to adapt our operating plans throughout the year in light of changing market conditions. Our Red Dog mine suffered from poor mill performance and lower zinc grades in the first half of the year as metallurgically complex ores from a new mining area were introduced to the mill. Production recovered significantly in the second half of 2017, but total production and unit costs were adversely affected. At our Highland Valley copper operation, gross profit declined significantly as a result of planned lower grades and recoveries and a onetime labour settlement charge. Our Quebrada Blanca Phase II copper development project progressed slowly through its regulatory approval processes. Costs in our coal business were up slightly because of lower first quarter sales volumes and logistics issues that led to plant shutdowns as mine site storage was full, which resulted in lower production. Subsequently, significant coal price increases caused us to incur additional costs in an effort to maximize production in light of increasing margins. Despite these issues, good progress was made on projects to extend the life of the Elkview and Fording River mines, and our coal operations reacted well to optimize production in changing market conditions. The Fort Hills project progressed to substantial completion by year-end, and produced first oil in January 2018. We were able to reduce our outstanding debt by $1.5 billion and return over $500 million to shareholders through dividends and share buy-backs. We entered into an agreement to sell the Waneta Dam for $1.2 billion in a transaction that will provide us with a 20 year lease (with an option to extend for an additional ten years) to use our interest in Waneta, which entitles us to power for our Trail operations.

Our compensation outcomes for the year reflect both the operating challenges and successes during 2017.

Compensation Philosophy and Approach
We are in a highly cyclical, capital-intensive industry and we operate with a long-term outlook on building value for our shareholders. Our executive compensation programs reinforce this by emphasizing long-term incentives. Our Board is committed to pay for performance and to striking an appropriate balance between fixed and variable compensation. We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions and share price performance. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business.
The equity portion of our compensation mix ensures that an executive’s compensation, through his or her equity holding, is aligned with shareholders. However, because commodity markets are cyclical, successful natural resource companies must manage effectively through the entire business cycle, not just during the highs or lows. Stock option grants will have little value at many points during the commodity price cycle and will be significantly in-the-money at other times. Accordingly, it is important to incentivize executives during all parts of the cycle to continue the pursuit of excellence which drives long-term value for shareholders. To this end, we adjust the calculations underlying our annual incentive bonus, on a consistent formula basis, to account for changes in commodity prices, which may result in higher bonus payments during periods of low commodity prices and lower payments when commodity prices are high. This ensures that the bonus calculation more closely reflects management’s performance during the relevant year. In respect of 2017, because our financial results were enhanced by stronger commodity prices than were contemplated in our budget, the annual incentive calculation reflects difficult operating conditions, and backs out the positive effect of significantly higher commodity prices, reducing the annual incentive payout level and avoiding a windfall payment. Despite record cash flows, our corporate operating performance was rated at 115%, and individual site ratings ranged from 75% to 135%, reflecting variations in site management performance during the year.
Our diversified commodity mix makes identifying peer companies for comparative purposes challenging, as the prices of individual commodities do not move in tandem and can be volatile. Our heavy weighting on long-term incentives helps ensure that pay outcomes are fully aligned with shareholders over the longer term and helps to make our compensation program competitive with our industry peers.

Significant changes for 2015 to 2017
2015 and 2016 were extraordinarily difficult years in terms of market conditions for our principal products, and we took corresponding steps to adjust our compensation programs. 2017 has seen a return to more buoyant commodity markets. The following chart outlines the specific steps we have taken within our compensation program in light of changing market conditions, and as part of our ongoing effort to enhance our pay for performance:

Compensation Element	2015	2016	2017
Base Salary	Froze Executive Salaries	Froze Executive Salaries	Provided adjustments based on performance and position in market
Short Term Incentive	Reduced bonus calculation in accordance with our plan by 10% for executives and 5% for all other employees		Revised the safety metric in the bonus plan to better reflect Teck’s proactive focus on safety
Long Term Incentive		Reduced target grant value by 15% for all LTIP eligible employees	Removed RSUs for senior executives, increased PSU weighting to 50% of LTI grant and added second metric to the PSU
Share Ownership			Increased share ownership guideline for the CEO from 4x to 5x base salary
Organizational Structure		Hiring freeze was put in place and labour force was reduced by more than 5%

Shareholder feedback was sought with respect to some of the above changes, and institutional shareholders who were consulted were largely supportive.

Equity-Linked Compensation and Realizable Pay
Our Long Term Incentive Program provides stock options, performance share units (“PSUs”) and performance deferred share units (“PDSUs”). Stock options have a ten-year term and reward for share price appreciation while share units recognize management performance, encourage retention and build long-term shareholder alignment. Starting in 2017, we have completely eliminated the issuance of restricted share units (“RSU’”) and deferred share units (“DSUs”) to senior executives and have awarded all share units to those executives in the form of PSUs.
In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses in the form of DSUs, further aligning his compensation with long term shareholder returns.
Our emphasis on equity compensation and the significant shareholdings required to be maintained by our executives create a direct link between share price performance and the potential value that can be realized from our equity programs. Accordingly, on the basis of Teck’s share price performance during 2017, the realizable value of executives’ shareholdings, including the in-the-money value of outstanding stock options and the mark-to-market value of outstanding share units, has increased substantially in comparison to realizable values at the end of 2016. Actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values. Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over time.
Because of excellent share price performance relative to our PSU peer group, PSUs issued in 2015, which vested in Dec 2017, vested at the 200% level, as Teck’s total shareholder return (TSR) during the relevant period exceeded that of 11 of 12 peer companies.
As long term incentives represented approximately 55% of NEO’s direct compensation mix in 2017, the value derived from these vehicles strongly impacts the pay for performance relationship. Given the cyclical nature of our business, the realizable value of these long-term incentives can vary dramatically from year to year. In 2017, NEOs realized an aggregate of $1,167,200 in gains on the exercise of stock options.
The following chart compares the realizable value of $100 of total direct compensation awarded to the CEO during each year indicated to the realizable value to shareholders of a $100 investment in Class B subordinate voting shares made on the first trading day of each year indicated, demonstrating the strong alignment between total compensation and shareholder outcomes.

Notes:
•
Realizable values for the CEO are calculated based on the in-the-money value of options and the notional value of unvested share unit awards as of December 31, 2017, assuming full vesting in each case, based on the closing price for Class B subordinate voting shares on the TSX as at December 29, 2017 of $32.87. For the purposes of this chart, the value of unvested PSUs has been calculated assuming a payout amount equal to 100% of the market value of the underlying shares as at December 31, 2017. The actual payout amount for PSUs is equal to 0% to 200% of the market value of the underlying shares at the end of a three year vesting period (with the payout amount depending on Teck’s TSR performance relative to the Performance Comparator Group), and accordingly the amount of the final payout will not be known known until the actual payout dates. For share units that have vested and paid out, actual payout values have been used.

•
Realizable values for shareholders are calculated based on the closing price for Class B subordinate voting shares on the TSX as at December 29, 2017 of $32.87 and do not include the value of any dividends paid on the Class B subordinate voting shares during these periods.

Share ownership guidelines, which encourage executives to build and maintain equity ownership throughout their tenure, further align the executive compensation program with the interests of long-term shareholders.

Annual Incentive Program
We also focus on short-term operational performance and risk mitigation, including financial, safety and sustainability metrics, through our annual incentive program (see "Annual Incentive Program" on page 64). Target bonuses are expressed as a percentage of base salary. For 2017, the CEO had a target bonus of 125% of base salary and the other NEOs had an average target bonus of 75% of base salary.
Our annual incentive program focuses on specific objectives in three performance areas:
■	corporate performance based on:
•
financial performance measured by performance relative to business plan, adjusted on a consistent and symmetrical formula basis to reflect commodity prices, foreign exchange and qualitative considerations; and

•	Teck’s safety performance. In 2017, we revised the safety metric so that it acts as a modifier based on lead and lag safety indicators.  The safety modifier continues to be subject to potential downward adjustment in certain circumstances;
■	business unit performance based on production, cost, sustainability and other qualitative considerations for staff groups; and
■	individual performance against objectives established at the start of the year
We use adjusted financial performance relative to our business plan as the key financial metric to evaluate our corporate performance. To calculate this, we measure actual results at year end in comparison to our business plan for the year. We then adjust those results, on a rigorous, symmetrical and consistent basis, to account for the impact of changes in commodity prices and changes in U.S./Cdn dollar exchange rates.
The focus of our short-term incentive program is to encourage Management to control the controllable. Adjusting by formula to account for the impact of changes in commodity prices and foreign exchange rates on our financial results avoids windfall payments as a result of changes in market conditions. The adjustment for commodity prices and foreign exchange rates provides a more balanced measurement of operational and financial performance throughout the commodity cycle, which we believe provides an incentive to strong operational performance that results in long term shareholder value creation. In measuring corporate performance, we also consider key milestones within the Corporation's development initiatives that may not immediately contribute to financial performance but require ongoing work by our executives to ensure long-term success. We also may take into consideration achievement in executing specific operational initiatives and responding to unplanned events and circumstances. These factors may lead to positive or negative adjustments by the Board. For 2017, as prices exceeded those assumed in our business plan, the adjustment for commodity prices significantly reduced the calculated bonus level under the annual incentive plan.
Safety performance is the key non-financial metric used to modify our corporate performance rating. In 2017, the plan was changed to take a more holistic view of safety and to use both lead and lag indicators when measuring our safety performance. Our safety modifier calculation reflected record safety performance in 2017, and increased the overall corporate rating by 7%. Certain quantitative targets relevant to our corporate performance under the annual incentive program and actual results for 2017 were as follows:

Corporation as a Whole
Metric	Target	Actual	Target Achieved
Adjusted Performance Relative to Budget	100%	86%	No

Business unit performance takes into account production, cost, and sustainability for operating units and other qualitative considerations for staff groups. Sustainability performance is measured against objectives established at the beginning of the year for each operating site in key areas such as environment, tailings management, community, water, biodiversity and energy.

Overall bonus ratings for Management are intended to reflect a holistic assessment of performance within Management’s control. In respect of 2017, the Committee took into account certain production and cost performance issues that arose during the year, as outlined above. On balance, while the business performed reasonably well during the year, operational results were disappointing in comparison to 2016, as described above under the heading “2017 Highlights”
Taking into account all of these factors, the CEO obtained an individual performance rating of 130% and the other NEOs obtained an average individual performance rating of 125%.

2017 Salary Adjustments
In 2017, following two consecutive years of salary freezes and in light excellent operating performance and share price performance in 2016, the Board approved the following salary increases for the NEOs, effective April 1, 2017:

Named Executive Officer	% Increase	2018 Salary
D. R. Lindsay	5.1%	$1,570,000
R. A. Millos	4.7%	$670,000
P. C. Rozee	4.7%	$670,000
M. M. Smith	5.0%	$630,000
A.J. Golding	5.0%	$630,000

2017 Long-Term Incentive Grants
Long-term incentives are targeted to represent, on average, 57% of NEOs’ total direct compensation and as a result, a significant portion of their compensation is directly aligned with shareholder interests.  In 2017, the long-term incentive grants were made:
■	50% in stock options which vest over three years and have a ten-year term;
■	50% in Performance Share Units or Performance Deferred Share Units.
We take competitive position in the market into consideration in determining the number of stock options and share units awarded to each participant.  In 2017, the following stock options and share units were granted to NEOs:

Named Executive Officer	Stock Options ($)	Stock Options (#)	PSUs ($)	PSUs (#)
D. R. Lindsay	2,973,600	263,000	2,974,200	94,000
R. A. Millos	780,100	69,000	775,200	24,500
P. C. Rozee	780,100	69,000	775,200	24,500
M. M. Smith	644,500	57,000	648,600	20,500
A.J. Golding	644,500	57,000	648,600	20,500

Say on Pay
At the 2017 Annual Meeting of Shareholders, shareholders voted 96.6% in favour of a resolution accepting the Corporation’s approach to executive compensation, with 92% support from holders of Class B subordinate voting shares. In 2017, the Board directed Management to undertake significant engagement with major shareholders, in order to articulate the Board’s views on the analysis of the proxy advisory firms, and to solicit direct feedback from shareholders with respect to compensation practices. Taking into account the results of the voting on the advisory resolution and the feedback received, we eliminated the granting of RSUs and DSUs to our NEOs and made substantial revisions to our performance criteria for our

PSUs and PDSUs, in each case for grants beginning in 2017. Prior to implementing the revisions, we again solicited the views of major institutional shareholders and the feedback received was largely supportive.

Looking Forward

The Committee will continue to review our executive compensation programs to make improvements to align them with market practice and principles of good governance as well as to maintain an appropriate link between pay and performance.

Compensation Process Participants

The Board has final responsibility for overseeing our compensation program. The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority over the compensation program and process including approval of material amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding senior executive compensation.
In considering and approving the various components and amounts of compensation, the Compensation Committee draws upon the CEO and the Vice President, Human Resources and confers with the Senior Vice President, Commercial and Legal Affairs and the Senior Vice President, Finance and CFO on matters that fall within their respective areas of expertise and responsibilities.

The Vice President, Human Resources provides the Committee with internal and external analyses regarding the basic structure and competitiveness of the Corporation’s compensation program and the details of the Corporation’s various compensation and incentive plans. Each year, the CEO and Vice President, Human Resources review the base salaries of the NEOs, other than the CEO, and other senior executives and recommend adjustments to these salaries. Additionally, the CEO and Vice President, Human Resources provide the Committee with a detailed review of the actual results for each performance measure under the annual incentive program compared to target and the resulting proposed payments under the plan. Also, the CEO and Vice President, Human Resources propose the total number of stock options and share units to be granted as well as the specific grant amounts to the NEOs, other than the CEO, and other senior executives.
The Committee considers advice from its independent compensation advisor with regard to compensation for the CEO and the recommendations of Management in approving compensation matters and making recommendations to the Board.

Compensation Committee
The Committee met four times during the year, and met without Management present for a portion of each meeting. All Compensation Committee members are independent directors. The members are Edward Dowling (Chair), Mayank Ashar, Tracey McVicar, Warren Seyffert and Tim Snider. The members have direct experience relevant to executive compensation either through their compensation committee experience or their executive experience in other companies (see "Nominees for Election to the Board" on pages 10 to 17), and they bring a broad base of skills and experience that contribute to their suitability to make decisions on the Corporation’s compensation policies and practices.  Some of this experience includes:
■	Industry knowledge
■	Operational experience
■	Human resource management and compensation design experience
■	Financial knowledge
■	Legal experience
The Compensation Committee has the following responsibilities:
■
Recommending to the Board the CEO’s performance evaluation which takes into consideration the CEO’s annual objectives as established by the Board and input the Committee has received from other Board members with respect to the CEO’s performance;

■	Based on the CEO’s performance evaluation, recommending to the Board the CEO’s compensation including adjustments to base salary, the annual incentive bonus, and the long-term incentive grant;
■
Evaluating and recommending to the Board the recommendations of the CEO with respect to the annual objectives established for the other NEOs and senior executives, the evaluation of their performance relative to these objectives and based upon this evaluation, their compensation including adjustments to base salaries, the annual incentive bonuses and long-term incentive grants;

■	Evaluating and recommending to the Board benefits and other perquisites that may apply to the senior executive group;
■	Evaluating and recommending to the Board the Corporation’s annual and long-term incentive compensation plans and other compensation policies and programs;
■	Evaluating and recommending to the Board, for those directors who are not executives of the Corporation, cash compensation including retainers and meeting fees and grants of DSUs or RSUs;
■
Reviewing executive and director compensation disclosure before the Corporation publicly discloses that information to ensure it reflects the decisions of the Board and the rationale for those decisions;

■
Performing the functions assigned to it under the 2010 Plan, the DSU Plan, the RSU Plan, the PSU Plan and the PDSU Plan, including evaluating and recommending to the Board the aggregate grant of stock options and deferred, restricted, performance and performance deferred share units to directors, NEOs, executives, senior Management and employees;

■	Evaluating and recommending to the Board the appropriate peer group of companies on which to assess the competitiveness of the Corporation’s compensation policies and plans;
■	Evaluating and recommending to the Board senior executive agreements, including initial offers of employment, and termination and change in control provisions in those agreements;

■	Reviewing the shareholding requirements for the CEO, NEOs and directors relative to the requirements established by the Corporate Governance and Nominating Committee;
■
Reviewing an annual report on the Corporation’s human resources issues and priorities, including but not limited to, union-management relations at the Corporation’s unionized operations and any collective agreement settlements at those operations; and

■
Reviewing annually the material compensation plans, including executive compensation programs, to confirm program design and payouts align with the Corporation’s risk management principles and do not encourage inappropriate or excessive risk taking.

Apart from its general duties outlined above, the following are highlights from the Committee’s activities in 2017:
■	Reviewed and evaluated:
•	An updated survey of executive compensation, with a view to assessing Teck’s compensation in the context of peer company practices;
•	A study and review of compensation risk conducted by Meridian, the Board’s compensation consultant;
•	A comprehensive report on the Human Resources strategic objectives and Teck’s progress against them in 2017;
•	Share ownership guidelines and compliance by executives and directors;
•	The comparator group of companies against which Teck benchmarks for compensation purposes (the “Compensation Comparator Group”);
•	Benchmarking to assess Teck’s executive benefits and perquisites against the executive marketplace;
•	Business objectives for 2017;
•	Performance against business objectives and the annual incentive program metrics for 2017;
•	Performance of officers against their objectives;
•	A market benchmarking study on director compensation; and
•	A study of executive long-term incentive trends and the Corporation’s long-term incentive design.
■
Approved Management’s recommendation to increase the weighting of PSUs in the long term executive compensation package provided to officers and to add a second performance metric to the performance awards to reduce the effect of volatility and capture a better reflection of the value Management brings to the business.  These changes were effective starting in 2017.

Compensation Consultants
When the Compensation Committee considers it necessary or advisable, it has sole authority to retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate.
Since 2012, the Committee has engaged Meridian to serve as independent advisor to the Committee.  Meridian reports directly to the Committee.  Meridian provides independent advice on a range of matters including trends and developments in executive and director compensation and related governance matters, review of Management’s compensation proposals and advice provided to Management by other compensation advisors, and ad hoc assistance as requested by the Committee from time to time.  Meridian does not provide any other services to the Corporation.
In establishing policies covering base salaries, benefits, annual incentive bonuses and long term incentives, the Committee takes into consideration the recommendations of Management.  Since 2009, Mercer (Canada) Limited (“Mercer”) has been engaged by Management to provide specific support on executive and senior management compensation, including surveys on market practices and a technical analysis of this information relative to the Corporation’s compensation plans and practices.  The Committee reviews certain material provided by Mercer to Management.
The table below summarizes the fees paid to Meridian and Mercer for services related to determining compensation for the Corporation’s directors and executives and for all other services provided to the Corporation for the financial years ended December 31, 2016 and 2017.
	2016		2017
	Executive Compensation- Related Fees	All Other Fees	Executive Compensation- Related Fees	All Other Fees
Meridian	$75,331	$0	$69,274	$0
Mercer	$125,450	$64,385(1)	$150,296	$79,054(2)

Notes:
(1)
These fees relate to services provided to Management to assist with setting non-executive compensation, including providing assistance with the annual review of Teck’s salary bands and preparing materials in connection with the annual long term incentive compensation grant for all eligible employees.

(2)
These fees relate to services provided to Management to assist with setting non-executive compensation, including providing assistance with the annual review of Teck’s salary bands, conducting custom surveys and preparing materials in connection with the annual long term incentive compensation grant for all eligible employees.

Compensation Overview
Objectives of the Executive Compensation Program

Our compensation policies are designed to:

■	Attract, motivate and retain highly qualified and experienced executives;
■	Recognize and reward contributions to Teck's success as measured by the accomplishment of specific performance objectives;
■	Ensure that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;
■	Promote adherence to the high standards and values reflected in our Code of Ethics, and policies concerning safety and environmental stewardship; and
■	Protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders.

Compensation Comparator Group

The Committee believes that the long-term success of the business hinges on the quality of the executive team. Accordingly, we must attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based. Among other things, the Compensation Committee refers to a Compensation Comparator Group that represents the market for executive talent. This is different than the performance comparator group described in Schedule C, which consists of resource companies with which we compete for capital. In developing the Compensation Comparator Group, the Committee considers a variety of relevant criteria to identify companies of a similar scope and complexity, including:
■	Companies in similar industries or with similar business characteristics (defined as global mining, metal refining and resource-based companies);
■	Similarly-sized companies in terms of annual revenue, enterprise value and market capitalization; and
■	Companies that have diverse commodity portfolios or multiple locations (Teck is focused on coal, copper, zinc and energy in multiple locations and countries).
The Compensation Comparator Group was reviewed by the Committee, with support from Meridian, in September 2017. It was noted that only a small number of the current 15 companies are larger than Teck. As a result of the merger between Agrium Inc. and Potash Corporation of Saskatchewan Inc., the Committee agreed to add Freeport McMoran Inc. to the peer group.

The 2017 Compensation Comparator Group consisted of the following companies:

Name	Asset Values[1] (USD)	Annual Revenue[1] (USD)	Market Capitalization[2] (USD)	Primary Commodities (USD)
Alcoa Inc. (Alcoa-Arconic)[3]	33.5B	18.6B	10.3B	Aluminum
Anglo American plc[4]	50.1B	21.4B	18.4B	Iron ore, copper, coal, platinum, diamonds, manganese, nickel
Barrick Gold Corporation[5]	25.3B	8.6B	18.6B	Gold, copper
Cameco Corporation[5]	6.1B	1.8B	4.1B	Uranium, energy
Canadian Natural Resources Limited5	43.7B	7.8B	35.3B	Energy
Cleveland-Cliffs Inc.	1.9B	2.1B	1.9B	Iron ore, coal
First Quantum Minerals Ltd.[5]	19.5B	2.7B	6.9B	Copper, nickel, gold
Freeport McMoRan Inc.	37.3B	14.8B	19.0B	Copper
Goldcorp Inc.[5]	21.5B	3.5B	11.6B	Gold
Kinross Gold Corporation5	8.0B	3.5B	3.9B	Gold
The Mosaic Company	16.8B	7.2B	10.3B	Phosphate, potash
Newmont Mining Corporation	21.0B	6.7B	18.1B	Gold, copper
Nutrien Ltd.[5,6]	34.2B	17.6B	29.1B	Potash, nitrogen, phosphate
Suncor Energy Inc.[5]	66.0B	20.0B	54.5B	Energy
Teck Resources Limited5	26.5B	6.9B	11.6B	Steelmaking coal, copper, zinc
Teck Percentile Positioning	57%	43%	43%

Notes:
(1)	As reported by Capital IQ as of December 31, 2016.
(2)	As reported by Capital IQ for the period ended December 31, 2016.
(3)	Effective November 1, 2016, Alcoa was split into two companies: Alcoa Corporation and Arconic Inc. 2016 values are shown for the combined company.
(4)	Figures reported in Great Britain currency have been converted to United States dollars by Capital IQ using the December 31, 2016 exchange rate of GBP$1.235.
(5)	Figures reported in Canadian currency have been converted to United States dollars by Capital IQ using the December 31, 2016 exchange rate of C$0.744.
(6)	Effective January 2, 2018, Agrium Inc. and Potash Corporation of Saskatchewan merged to form Nutrien Ltd.; 2016 values are shown pro forma for the combined company.

Total Direct Compensation Components

Total direct compensation (base salary, annual incentive bonus and long-term incentives) payable to our NEOs is targeted within a competitive range of the median of the Compensation Comparator Group, provided that as: (i) market data is inherently imprecise; and (ii) available market data may not be reflective of the specific roles, responsibilities and experience of the NEOs, we use judgment in interpreting market data and setting NEO target compensation levels. Compensation may be above or below estimated median compensation based on the incumbent’s experience and performance in the role over time. The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2017. As shown in these charts, the total value is weighted to “at risk” variable compensation (i.e. annual incentive bonus and long-term incentives).

Notes:
In addition, we provide health care coverage, disability and life insurance, pension and retirement programs and perquisites.

The direct compensation components are linked to our corporate objectives as follows:

Compensation Component	Description	Link to Corporate Objectives
Base Salary
Base salary is determined through an analysis of salaries paid by companies in the Compensation Comparator Group as well as individual performance, experience in the role and scope of the role. The quantum of the base salary is meant to reflect the capability of the individual as demonstrated over an extended period of time.

Appropriately set base salaries enable the Corporation to attract and retain highly skilled and talented executives. Our base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.

Annual Incentive Bonus
The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:

●          corporate performance measured by:
●          corporate financial performance based on adjusted performance relative to budget (described below under the heading “Annual Incentive Program”), adjusted to reflect other qualitative considerations; and
●          modified by safety performance

We measure actual results at year end in comparison to our budgeted results for that year. We then adjust those results to account for the impact of changes in commodity prices on those results and use our performance relative to our adjusted budget as the key financial metric of corporate performance.

The focus on safety, through lead and lag indicators, as a key modifier for our corporate performance, and the   focus on sustainability, as a key metric of our business unit performance,

Compensation Component	Description	Link to Corporate Objectives

based on lead and lag indicators, subject to potential downward adjustment in certain circumstances;
●          business unit performance based on production, cost, sustainability and other qualitative considerations for staff groups; and
●          individual performance.

supports our objectives in these important areas.

The other key metrics at the business unit level recognize matters that are within Management's control and provide good line of sight for our employees.

The individual component of the plan recognizes the individual’s contribution to the Corporation as reflected in the achievement of that employee’s specific annual objectives.

Results are adjusted based on a qualitative review designed to consider the quality and sustainability of the financial results.

Long-term Incentives: Stock Options and Share Units (RSUs, DSUs, PSUs and PDSUs)
NEOs and other senior executives are eligible to participate in the Corporation’s stock option and share unit plans (see “Equity Incentive Plans" on Schedule C). Long-term incentive compensation of senior executives for 2017 included 50% performance-linked equity awards in the form of PSUs, and 50% stock options.

Stock option grants vest as to one-third on each of the first three anniversaries of the grant. Options expire 10 years following the date of the grant.

The value of share units is tied to the value of Class B subordinate voting shares. All share units are cash settled to avoid the potential dilution associated with stock options.

RSUs entitle the employee to receive a cash payment equal to the market value of the underlying shares at the end of a vesting period of just under three years, and DSUs entitle an employee to receive a cash payment equal to the market value of the underlying shares as at a payout date following the end of employment.

PSUs entitle the employee to receive a cash payment equal to the market value of the underlying shares multiplied by a performance factor of 0% to 200%. The performance factor is determined at the end of a performance period of just under three years depending on Teck’s TSR

Our long-term incentives are designed to foster and promote the long-term financial success of the Corporation by strengthening our ability to attract and retain highly qualified and experienced employees, motivating these employees to achieve the longer term goals of the Corporation, and linking total compensation to shareholder returns over longer periods.

Our performance-linked equity awards (PSUs and PDSUs), based on TSR relative to the Performance Comparator Group, improve alignment with pay-for-performance best practices.

Effective in 2017, NEO’s no longer receive RSUs/DSUs and we introduced changes to our PSUs and PDSUs to add a second performance metric which compares Teck EBITDA performance over the relevant vesting period with changes in prices of Teck’s major products over the same period. This metric is designed to measure and reward outperformance of our key commodity prices and the value that only management adds to the business equation.

Compensation Component	Description	Link to Corporate Objectives

performance relative to the Performance Comparator Group and changes in EBITDA relative to changes in a basket of commodities produced by Teck (see “Share Unit Plans” on Schedule C).

Executives may choose to receive up to 50% of their PSU grant as PDSUs, which entitle an employee to receive a cash payment equal to the market value of the underlying shares multiplied by the performance factor as at a payout date following the end of employment.

Pensions, Benefits and Perquisites

Pension, benefit and perquisite arrangements are designed to be competitive with the Compensation Comparator Group at the time of the review. These arrangements are reviewed periodically by the Committee to ensure they remain competitive.
The pension arrangements of the NEOs vary as the defined benefit plans are closed to new participants. Mr. Lindsay and Mr. Rozee participate in the defined benefit pension plan and supplementary retirement arrangements described on page 83. Mr. Millos, Mr. Golding and Ms. Smith are members of defined contribution plans, as described on page 84.
The executive benefit plan includes: medical, extended health, dental, disability, life insurance coverage and a benefit credit. The benefit credit can be allocated to a personal spending account, which can be used for financial planning, income tax preparation and wills, a healthy lifestyle account and a health spending account, which can be applied to medical expenses not covered under the medical plan.
Perquisites consist of a car allowance or leased vehicle, club memberships, and an annual health assessment. The post-retirement benefit arrangements of the NEOs vary as certain post- retirement benefits are closed to new participants. The Corporation provides Mr. Rozee and Mr. Millos with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, medical, extended health and dental coverage. The Corporation provides

Mr. Golding and Ms. Smith with a post-retirement spending account if they meet certain service and retirement thresholds.

Determining Compensation Mix

The Committee annually reviews our compensation programs, including the mix of compensation and the appropriateness of annual and long-term incentive compensation in comparison to Compensation Comparator Group practices. The CEO and the Vice President, Human Resources advise the Committee regarding the competitiveness of the compensation program and its impact on the ability to attract, motivate and retain talented employees and executives. In addition, the Committee reviews information about Compensation Comparator Group compensation.

Setting Performance Objectives and Goals

The CEO, in consultation with the Board and senior Management, is responsible for developing the Corporation’s overall strategic goals. The CEO then develops an annual business plan and sets out corporate strategies and objectives consistent with these goals, which are reviewed and approved by the Board. These objectives include both general corporate and financial objectives and form the basis for assessing the CEO’s performance for the purpose of determining his annual incentive award.
The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set. The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic goals and annual business plan and corporate objectives. The CEO advises the Committee regarding senior executives’ objectives and discusses the alignment of these objectives with our corporate strategy.

Reviewing Performance and Setting Compensation

One of the Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation. In making these recommendations, the Committee considers the CEO’s performance with respect to the achievement of corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.
The Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package, including salary, annual incentive bonus, and long-term incentive awards. As part of preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to chief executive officers among the Compensation Comparator Group and consults with its advisor. The recommendations of the Committee are presented to the Board for approval.
The Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him. The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses, long-term incentives, and total compensation for executives being hired or promoted. The Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

Our compensation plans have been and continue to be purposefully designed to create a clear connection between planned financial and operating performance, actual results, and NEO compensation. Our compensation plans are regularly reviewed, and adjusted, when necessary, to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

Compensation Risk

Our executive compensation is designed to create appropriate incentives to increase long-term shareholder value within the framework of our risk management tolerance. Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior Management meetings. This process supports a strong embedded risk management culture throughout the organization. In the normal course of business, the Corporation has strong control measures in terms of authority levels and spending limits.
The Committee incorporates risk considerations in its ongoing compensation oversight role. In 2012, the Committee engaged Towers Watson to formally assess compensation-related risks. In 2016, Meridian, the Committee's independent advisor, also provided a report reviewing compensation related risks. Based on these reports, the Committee has concluded that it does not appear that there are risks from the compensation programs that are reasonably likely to have a material adverse effect on the Corporation.
The following are key risk mitigating features of the executive compensation plans:

■	The compensation program is balanced between fixed and variable pay and between short-term and long-term incentives;
■	A mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, safety and environmental performance);
■	The annual incentive program features capped payouts (2.0x target);
■	Stock option and share unit awards are granted annually with overlapping vesting periods which ensures that Management remain exposed to the risks of their decisions through their unvested equity:
•	Stock options vest over three years and have a ten-year term;
•	RSUs vest at the end of three years to enhance retention;
•	The value from DSUs and PDSUs cannot be accessed until the participant’s employment ends, providing long-term alignment to the risks inherent within the business; and
•	The pay-out amount of PSUs and PDSUs is tied to the Corporation's TSR performance relative to the Performance Comparator Group, aligning executive compensation with shareholder return;
■	The CEO and other NEOs are subject to share ownership guidelines; and
■	Clawback and anti-hedging policies are in place. (See below).

Compensation "Clawback" Policy

The Board has implemented a formal policy for seeking reimbursement of compensation from all variable compensation plans where:
■	There is a material restatement of the Corporation’s financial results;
■	An officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
■	The relevant compensation award would have been lower had the financial results been properly reported.

Anti-Hedging Policy

Our Employee Trading Policy prohibits insiders and employees from selling shares in the Corporation that they do not own or have not fully paid for (“short-selling”) and from buying or selling financial instruments on shares of the Corporation at any time that are designed to hedge or offset a decrease in the value of the Corporation’s shares.
Analysis of Total Direct Compensation and 2017 Results
Base Salary

Our approach to setting base salaries is described above under the heading “Total Direct Compensation Components”. Base salaries are normally reviewed at the beginning of each year. The CEO recommends base salary adjustments to the Compensation Committee for the NEOs, other than himself, and other senior executives. The Compensation Committee determines the base salary adjustment, if any, for the CEO taking into consideration the performance of the CEO and the advice it has received from its compensation advisor.
For 2017, base salary accounted for 23% of the NEOs’ total direct compensation. In 2017, following two consecutive years of salary freezes and in light of excellent operating performance and share price performance in 2016, the Board approved average salary increases of about 4.9% for the NEOs, effective April 1, 2017.

Annual Incentive Program

Our approach to annual incentives is described above under the heading “Total Direct Compensation Components”. For the purpose of the annual incentive program, we use adjusted performance relative to our budget as the key measure of financial performance. To calculate this we measure actual results at year end in comparison to our budget for the year. We then adjust those results for changes in key commodity prices and the US/Cdn dollar exchange rates. The adjustment for commodity prices and foreign exchange rates provides a more balanced measurement of performance through the years and recognizes operational performance throughout the commodity cycle. The emphasis of the annual incentive program is to incent management to control the controllable. In 2015, declining commodity prices negatively affected our financial performance, and the annual incentive bonus was adjusted upward through the formula in our incentive plan. Stronger than anticipated commodity prices in 2016 and 2017 have caused the formula to reduce our corporate performance rating and management bonuses in those years, as improved financial results were not solely the result of management action.
The health and safety modifier is determined based on the company’s health and safety performance against lead and lag indicators. A lead indicator is an input, or something done in advance, to improve health and safety performance. A lag indicator is a health and safety performance outcome, like high potential incident frequencies (HPIF). The lead and lag indicators for each year are determined based on key health and safety strategic objectives, which are around high potential risk control, “courageous safety leadership” mandatory training, and occupational health and hygiene. The health and safety modifier is applied to functional groups and functional areas within a range of 90% to 110% of the company component rating and to operations within a range of 80% to 120% of the company component rating. In the event of a fatality, a negative adjustment to the modifier may be recommended based on the outcomes of the relevant investigation.
In measuring annual performance of the Corporation, consideration is also given to key milestones within the Corporation's development initiatives that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success.
The key metrics at the business unit level provide line of sight for our employees on key drivers of our business, namely production, cost and sustainability. Sustainability performance is measured against objectives established with each operation at the beginning of the year. Objectives are focused on the implementation of sustainable practices in the specific areas of the environment, tailings management, community, water, biodiversity and energy.
We include safety and sustainability as key metrics of our evaluation of corporate and business unit performance because they are core values that we want to embed in the culture and pay philosophy of the Corporation.
The bonus ratings determined for Management reflect a holistic assessment of performance that is within Management’s control. While our annual incentive program focuses on short term results and outcomes within the control of Management, our long-term incentive program provides a direct link to changes in commodity prices, which to a large extent drive shareholder returns.

In addition to the measures described above, the Compensation Committee reviews a broad set of qualitative objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results and cost of Management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain events outside of the control of Management (such as natural disasters or force majeure declarations by third parties). A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration of relative performance between the business units. Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. a business unit executive has a higher weighting on business unit performance compared to a corporate executive). Target bonuses are expressed as a percentage of base salary and are payable based on overall target performance.
The target level of performance is calibrated based on the approved budget for the year and incorporates a reasonable level of stretch. Payouts under the annual incentive program can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.

	Target Bonus (% of Salary)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO	125%	50%	Adjusted Performance against Budget with Safety modifier	20%	Weighted Performance of all Sites, Cost (6.7%), Production (6.7%) and Sustainability (6.7%)	30%	Individual performance objectives
CFO & SVP Commercial and Legal Affairs	80%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional Area Objectives (15%) and Sustainability (5%)	30%	Individual performance objectives
SVP, Sustainability and External Affairs	70%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional Area Objectives (15%) and Sustainability (5%)	30%	Individual performance objectives
SVP, Corporate Development	70%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional Area Objectives (15%) and Sustainability (5%)	30%	Individual performance objectives

Corporate Performance
The Corporation achieved the following performance in 2017:
■
Taking into account adjusted Performance against Budget (adjusted for commodity prices and foreign exchange rates on a rigorous formula basis consistent with past practice) and performance against objectives, the corporate rating for 2017 was 115%.

■	The safety modifier score was107%, which reflected performance against lead and lag indicators.
■	Overall Company performance was 123%
The Compensation Committee endorsed and the Board approved the recommended performance ratings.

Business Unit Performance
Consistent with the corporate performance rating, and as described above under the heading “Annual Incentive Program”, Business Unit ratings were adjusted to reflect the factors that Management could be expected to control and to reflect a holistic assessment of each Business Unit’s performance throughout 2017.
For 2017, Mr. Lindsay attained a Business Unit rating of 113% based on the weighted average performance of all operations, which is based on production, cost and sustainability. Mr. Millos attained a Business Unit rating of 115% based on the performance of the finance and digital systems groups and the weighted average sustainability performance of operations. Mr. Rozee attained Business Unit rating of 114% based on the performance of the legal group and the weighted average sustainability performance of operations. Mr. Golding attained a Business Unit rating of 119% based on the performance of the corporate development group (75%) and CESL (25%). Ms. Smith attained a Business Unit rating of 125% based on the performance of the external affairs group and the weighted average sustainability performance of operations.

Individual Performance

Each of the NEOs is responsible for the achievement of a portfolio of specific goals related to his or her area of responsibility as established in consultation with the CEO. At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including the subjective goals, and provides a recommended individual performance rating to the Compensation Committee which is used to determine the result of the individual component. The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.
The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

Named Executive Officer	Individual Performance Achievements in Relation to Objectives
D. R. Lindsay President and CEO
●          Led Teck to best safety performance in its history, with recordable, lost time and disabling injuries and high potential incidents down significantly.
●          Implemented safety leading indicators, including mandatory safety training, work team risk assessments and occupational health disease reporting.
●          Improved financial position, reducing company debt by $2B, improving balance sheet strength, with $4.7B of liquidity at year-end, record cash flow from operations and near record earnings and EBITDA.
●          Implemented supplemental dividends and share buy-back program, returning over $500M to shareholders.
●          Ensured that Teck continued to be an industry leader in virtually all areas of sustainability, including no significant environmental or community incidents.
●          Positioned Teck well for growth in copper, with four projects advancing.
●          Negotiated five major collective bargaining agreements.
●          Completed gender equity pay review with no finding of gender pay discrimination and completed gender intelligence training for 760 staff Teck-wide.
●          Led Teck to numerous awards and distinctions, with continued inclusion in the Dow Jones World Sustainability Index, being named one of the Best 50 Corporate Citizens in Canada by Corporate Knights, receiving Sustainability Report of the Year, and being named one of Canada’s Top 100 Employers.

R. A. Millos SVP, Finance and CFO
●          Lead the repurchase of US$1.3 billion of notes, reducing our outstanding debt by approximately C$2 billion, which contributed to a strengthening of Teck’s financial position and upgrades in credit ratings during the year.
●          Enhanced Teck’s near term liquidity by leading the extension of the maturity of our US$3.0 billion and US$1.2 billion revolving credit facility to October 2022 and October 2020, respectively.
●          Actively participated in Teck’s investor relations activities.
●          Ensured that Teck’s financial information is prepared on a relevant, timely and accurate basis, including the new financial reporting requirements required by the Extractive Sectors Transparency Measures Act.
●          Prepared a detailed analysis that led to the implementation of variable dividend policy, resulting in a supplemental dividend being paid to shareholders at the end of the year.
●          Ensured information systems met the requirements of Teck’s various business units, including preventing any serious cyber-security incidents from affecting our operations.
●          Ensured adequate controls and procedures were maintained and operated effectively to safeguard Teck’s assets.
●          Continuously supported all of Teck’s business units with accounting, treasury, tax, information systems and investor relations advice and support as required, including monitoring of the Cost Reduction Program.

Named Executive Officer	Individual Performance Achievements in Relation to Objectives
P. C. Rozee SVP, Commercial and Legal Affairs
●          Effectively managed transactional and compliance matters.
●          Maintained delivery of proactive, timely and effective legal services to the business.
●          Continued to control legal costs.
●          Managed Legal Department succession and staffing.
●          Provided strategic direction and advice on various commercial matters.

M.M. Smith, SVP, Sustainability and External Affairs
●          Continued to improve our culture of health and safety and our performance by focusing on strategies to reduce incidents that have the potential to seriously or fatally injure people, or exposures that result in occupational disease.
●          Developed and provided support to Operations for the implementation of the 2017 work plan to achieve the 2020 focus area goals in Teck’s Sustainability Strategy in order to reduce risk and to enhance our environmental, social and economic performance.
●          Continued to improve environmental performance by conducting five detailed tailings reviews, establishing a new company-wide integrated approach to water management and engaging with governments to advance carbon pricing policies in Canada.
●          Directly contributed to the advancement of Exploration, Projects and Operations permitting activities to ensure environmental and community requirements and expectations are met and our activities are approved and supported.
●          Ensured delivery of effective and timely communications and government relations strategies for the business.
●          Provided internal communications across Teck to inform and engage employees.

A.J. Golding SVP, Corporate Development
●          Successfully executed transactions to strengthen the balance sheet and demonstrate the hidden value within the portfolio.
●          Launched the Project Satellite initiative and oversaw organizational changes required to progress development of the constituent assets.
●          Completed disposals of non-core assets and transactions to consolidate and restructure ownership of various core assets.
●          Ensured effective monitoring, early recognition and timely analysis of external growth opportunities in those commodities that could enhance Teck’s portfolio.
●          Managed the provision of financial, strategic, technical and commercial analysis to the Business Units and corporate functions in pursuit of internal growth or asset value-enhancing opportunities.
●          Further developed the Business Planning function to ensure that capital allocation decisions are made on the basis of the best available information.
●          Actively participated in Teck’s investor relations activities.

For 2017, the Compensation Committee determined that the NEOs had met their respective individual objectives. The average individual performance rating for the NEOs, other than the CEO, was 125%, and the individual performance rating for the CEO was 130%.

2017 Results – CEO Annual Incentive Bonus

Based on the ratings set out above, the bonus award made to the CEO for 2017 was calculated as follows. The same formula is used to calculate the annual incentive bonus for the other NEOs.

Long-Term Incentives

Descriptions of our equity incentive plans, including our Stock Option Plans and our Share Unit Plans, can be found at Schedule C (pg. C-1).  Long-term incentive awards are designed to foster and promote the long-term financial success of the Corporation by:
■	Strengthening the ability of the Corporation to attract and retain highly competent executives;
■	Motivating performance through incentive compensation;
■	Promoting greater alignment of interests of executives and shareholders by creating long-term shareholder value; and
■	Enabling Management to participate in the long-term growth and financial success of the Corporation.
Long-term incentives are targeted to represent, on average, 57% of the NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests.  In 2017, the long-term incentive grants were comprised of:
■	Stock options which vest over three years and have a ten-year term; and
■
Share units in the form of PSUs and PDSUs.  Share units typically vest at the end of the three year vesting or performance period.   PSUs are paid out in cash upon vesting, based on the two metrics previously described, while PDSUs are paid out in cash following the end of the NEOs employment.

In order to accommodate differences in local securities or tax laws applicable to executive’s resident in jurisdictions other than Canada, the Board may vary certain terms in long term incentive grants as it may consider necessary or appropriate.
Fifty percent of the long term incentive awards to NEOs consist of PSUs or, at the NEOs option, PDSUs, in order to further support alignment with shareholder interests. The payout amount for PSUs and PDSUs ranges from 0% to 200% of the market value of the underlying shares at the payout date. The performance factor is determined at end of a three year performance period depending on Teck’s TSR performance relative to the Performance Comparator Group and changes in EBITDA relative to changes in a basket of commodities produced by Teck.

Accordingly, a substantial portion of the long term incentive award for NEOs is directly linked to shareholder returns.
In December 2017, PSUs issued in early 2015 vested at the 200% level, as Teck’s TSR performance over the relevant period exceeded that of 11 of 12 peer companies. The relative TSR performance of Teck and the 2015 performance comparator group is set out in the following table:

The Compensation Committee has approved amendments to the PSU and PDSU performance criteria, applicable to grants commencing in 2017, under which performance vesting will be based 50% on relative TSR, and 50% on changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business. For 2017, PSU and PDSU grants, the weighting of commodities in this synthetic index are 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA will be measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four quarter EBIDTA at the payout date. Payouts under this second metric will range from 0 to 200% as aligned in the table below.

Change in EBITDA / Change in Commodity Price Index	Payout Ratios
<0.75	0
0.75-1.25	Payouts on a linear basis
1.25 or more	200%
Back testing indicates that this additional PSU metric should provide a strong indicator of the impact of Management performance on business performance in varying commodity price environments.
A robust performance management process is currently in place, to ensure clarity in short-term and long-term objectives, which is reinforced through the annual incentive program and in the number of stock options and share units granted to each executive
The fair value of stock options is determined using the Black-Scholes method and share units are valued based on the face value of the unit at time of grant. We base the number of stock options granted on the share price on the day prior to the grant date and the number of share units granted on a volume weighted average share price for the 20 day period prior to the grant date.

The CEO recommends to the Committee grants of options and share units to the NEOs, other than himself, as well as to other executives and senior managers. The 2017 recommendations took into consideration the performance ratings of the NEOs and the compensation objective of targeting within a competitive range above or below the median of the market in terms of total direct compensation. The total number of stock options and share units granted in 2017 relative to 2016 was lower due to the higher share price and the associated fair value of a stock option and share unit. Previous competitive position in the market is taken into consideration in the determination of the number of stock options and share units awarded to each participant.
The following table sets out the number of stock options and share units granted to NEOs in 2017 compared to the number granted in 2016 (see "Summary of Total Compensation for NEOs" on page 74 for valuation of stock option and share unit grants):

Named Executive Officer	Grant Year	Stock Options (#)	Share Units (#)(1)
D. R. Lindsay	2017 2016	263,000 1,069,000	94,000 474,000(2)
R. A. Millos	2017 2016	69,000 280,000	24,500 123,500
P. C. Rozee	2017 2016	69,000 280,000	24,500 123,500
M.M. Smith	2017 2016	57,000 231,000	20,500 102,500

Named Executive Officer	Grant Year	Stock Options (#)	Share Units (#)(1)
A.J. Golding	2017 2016	57,000 231,000	20,500 102,500
Notes:
(1)	100% of share units awarded in 2017 are in the form of PSUs.
(2)
In 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2015 annual incentive cash bonus in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity   compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of    his long term equity compensation package.

The following summarizes the total number of stock options and share units granted in 2016 and 2017:

	Stock Options		Share Units
Year	# Granted	% of total Class B subordinate voting shares outstanding(1)	# Granted(2)
2017	2,010,520	0.353%	891,360
2016	8,945,695	1.58%	4,833,975
Notes:
(1)	As of May 1, 2017 and May 2, 2016, respectively (on a non-diluted basis).
(2)
In 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2015 annual incentive cash bonuses in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of    his long term equity compensation package.

Share Ownership Guidelines

In 2017, the Committee continued to apply the following market competitive share ownership guidelines for the NEOs.
■	CEO – 5 times base salary
■	NEOs – 2 times base salary
Executives have five years to comply with the guidelines and for the purposes of the calculation the value of share ownership is determined by using a trailing three year average share price. Holdings of DSUs, RSUs, PSUs and PDSUs as well as Class B subordinate voting shares count toward the share ownership requirement. As of December 31, 2017, all of the NEOs have met the shareholding requirements.
The following table shows, among other things, the number of shares, RSUs, DSUs, PSUs and PDSUs held by each NEO as at March 6, 2018, the value of the holdings as at March 6, 2018 and the value of shares and share units required to meet the NEOs’ shareholding requirement.

	Shares (#)(1) (Value ($) (2))
Name	Class A	Class B	Share Units Held (#) (Value ($)(2))	Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(2)	Value of Shares and Share Units Required to Meet Requirements ($)(2)	Amount at Risk as a Multiple of Base Salary
D. R. Lindsay(3)	0 (0)	302,056 (5,400,761)	1,291,327 (23,088,927)	1,593,383	$28,489,688	$7,754,375	18
R. A. Millos	0 (0)	7,726 (138,141)	345,072 (6,169,887)	352,798	$6,308,028	$1,325,000	10
P. C. Rozee	0 (0)	6,000 (107,280)	356,149 (6,367,944)	362,149	$6,475,224	$1,325,000	10
M. M. Smith	0 (0)	1,500 (26,820)	139,595 (2,495,959)	141,095	$2,522,779	$1,245,000	4
A.J. Golding	0 (0)	0 (0)	146,215 (2,614,324)	146,215	$2,614,324	$1,245,000	4
Notes:
(1)	Includes Class B subordinate voting shares directly or indirectly beneficially owned or over which control is exercised as of March 6, 2018.
(2)
Based on the trailing three year volume-weighted average price of Class B subordinate voting shares on the TSX of $17.88. For the purposes of this table the value of PSUs and PDSUs has been calculated assuming a payout amount equal to 100% of the market value of the underlying shares as at December 31, 2017. The actual payout amount for PSUs and PDSUs is determined as set out above under “Long-Term Incentives” and the amount of the final payout will not be known until the applicable payout dates.

(3)	Includes DSUs taken by Mr. Lindsay in lieu of cash for his 2014 and 2015 annual incentive bonus (payable in 2015 and 2016, respectively).

The Committee has considered whether to implement mandatory holding periods following retirement for senior executives. Many commentators regard such a policy as an important safeguard against short-term risk taking behaviour by Management. The Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement.

Summary of Total Compensation for NEOs

The following table sets out total compensation for the financial years ending December 31, 2015, 2016 and 2017 for the Corporation’s NEOs, being the President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation or any of its subsidiaries.

Name and Principal Position	Year	Salary ($)	Share- Based Awards (1)(2) ($)	Option-Based Awards (3) ($)	Annual Incentive Plans (4) ($)	Pension Value (5) ($)	All Other Compensation (6) ($)	Total Compensation ($)
D. R. Lindsay President and CEO	2017 2016 2015	1,550,875 1,493,500 1,493,500	2,974,200 2,531,200 2,977,800	2,973,600 2,528,800 2,975,200	2,386,400 2,484,800 2,113,650	776,000 368,000 388,000	0 0 0	10,661,075 9,406,300 9,948,150
R. A. Millos SVP, Finance and CFO	2017 2016 2015	662,500 640,000 640,000	775,200 659,500 775,600	780,100 662,400 778,700	635,900 569,900 477,500	86,125 83,200 83,200	0 0 0	2,939,825 2,615,000 2,755,000
P. C. Rozee SVP, Commercial and Legal Affairs	2017 2016 2015	662,500 640,000 640,000	775,200 659,500 775,600	780,100 662,400 778,700	634,800 555,800 493,800	260,000 99,000 105,000	0 0 0	3,112,600 2,616,700 2,793,100
M. M. Smith SVP, Sustainability & External Affairs	2017 2016 2015	622,500 600,000 600,000	648,600 547,400 641,500	644,500 546,500 643,300	544,900 455,100 394,200	80,925 78,000 78,000	0 0 0	2,541,425 2,227,000 2,357,000
A.J. Golding SVP, Corporate Development	2017 2016 2015	622,500 600,000 600,000	648,600 547,400 641,500	644,500 546,500 643,300	539,600 445,900 394,200	80,925 78,000 78,000	0 0 0	2,536,125 2,217,800 2,357,000
Notes:
(1)
Share units in the form of DSUs, RSUs, PSUs or PDSUs are granted on an annual basis under the Corporation’s share unit plans. Dividend equivalents are credited to a participant’s share unit account in the form of additional DSUs, RSUs, PSUs or PDSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. The units vest on December 20 in the second calendar year immediately following the grant. The fair value for option based awards is consistent with the accounting fair value under IFRS. The fair values for the 2015, 2016 and 2017 grants are $19.15, $5.34 and $27.78, respectively, which was the closing price of the Class B subordinate voting shares on the day prior to the applicable grant date. For share based awards, the 2015 and 2016 grant fair values are consistent with accounting fair values under IFRS. Starting from the 2017 grant, share based awards are valued based on the 20 day volume weighted average price of Class B subordinate voting shares and for 2017, the fair value was $31.64. (See section on Share Unit Plans on Schedule C).

(2)
In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses, respectively, in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package. These amounts are reflected in “Annual Incentive Plans”.

(3)
For compensation purposes, the fair value of options on the date of grant is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:

	Compensation Fair Value			Accounting Fair Value
	2017	2016	2015	2017	2016	2015
Grant Date Fair Value (% of grant price)	40.7%	44.3%	22.1%	30.0%	33.0%	24.4%
Share Price Volatility	50.0%	48.8%	37.0%	42.1%	45.9%	39.6%
Dividend Yield	2.0%	0.8%	4.4%	2.2%	1.9%	4.6%
Expected Life	6.5yrs.	6.5yrs.	6.5yrs.	4.2 yrs.	4.2 yrs.	4.2 yrs.
Risk-Free Rate	1.3%	0.9%	1.0%	1.1%	0.7%	0.7%
Option Value ($)	11.31	2.37	4.23	8.32	1.81	4.66
(4)
The annual incentive plan amounts are applicable to the year indicated but paid in March of the following year. For example, the 2016 bonus amounts were paid in March 2017. These amounts include Mr. Lindsay’s 2015 and 2016 annual incentive bonus which he elected to receive in the form of DSUs.

(5)	See Pensions section on pages 85 and 86 for details.
(6)
Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year. Previous circulars reported the amount of dividends credited in respect of share-based awards previously granted, which, in compliance with applicable securities laws, are no longer reported as the value of those dividends was factored into the fair value of the relevant awards at the date of grant.

Realizable Pay

Alignment of long term incentives with share performance
The Corporation bases a significant portion of its compensation plans on long term incentives, in part to address competition for talent from other resource companies. The Committee recognizes the need to regularly assess the actual results of its long term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.
The dramatic increase in the price of our Class B subordinate voting shares since 2016 demonstrates the impact of commodity price variation on the in-the-money value of long term incentive awards. While much of this increase has been driven by commodity prices, we believe that the steps taken by Management during the downturn in commodity prices positioned Teck to capitalize on the upswing in commodity prices, which is reflected by the fact that our stock price has outperformed that of our Compensation Comparator Group companies significantly in the past year. Unlike many of our peers, we did not issue any equity or sell off any core assets and instead implemented an aggressive cost reduction program, refinanced our outstanding debt on an opportunistic basis and extended our revolving credit facility. These steps have allowed us to rebound from the downturn more effectively than some of our peers.

The summary of total compensation table on page 74 sets out in accordance with relevant regulatory requirements the grant date fair value of long term incentives in the form of share- based and option-based awards to NEOs, based on the closing price of Class B subordinate voting shares as at the grant date of the relevant awards. The Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.

To ensure that the objectives of the long term incentive plans of the Corporation are reasonably met, each year the Committee looks at the then-realizable value of grants under those plans and compares this against the grant date fair value of grants awarded during the previous years. The Committee recognizes that there may be wider swings in values when looking at comparisons stretching back for many years and that some NEOs have awards outstanding for longer periods of time. The Committee believes however, that a review of a three year period, in conjunction with competitive benchmarking and other perspectives, enables it to assess the reasonableness of its current grant process.
Assessing the long term incentive plans in this fashion enables the Committee to reasonably satisfy itself that the consequences of its most recent grants reflect an appropriate alignment between the compensation awarded to the NEOs and the return to shareholders measured by share performance. In addition, the Committee is able to consider the consequences of recent grants in comparison to Compensation Comparator Group companies.
The following table provides a look back at the annual total direct compensation payable to the CEO from 2013 to 2017 and the change in value of such compensation as at December 31, 2017 due to the equity based portion of the compensation that ties the CEO's actual compensation to the value of the Class B subordinate voting shares.

Year	Base Salary and Bonus	Long-Term Incentive Compensation(1) Grant Date Fair Value (Value as of Dec 31, 2017(2))	Pension and Other Compensation	Total Target Compensation(3)
2013	$3,675,800	$5,352,200 ($380,000)	$552,000	$9,580,000
2014	$3,425,700(4)	$5,722,350 ($5,692,855)	$475,000	$9,623,050
2015	$3,607,150(4)	$5,953,000 ($14,346,350)	$388,000	$9,948,150
2016	$3,978,300	$5,060,000 ($45,009,950)	$368,000	$9,406,300
2017	$3,937,275	$5,947,800 ($4,428,450)	$776,000	$10,661,075

Notes:
(1)
In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package.

(2)
Values as at December 31, 2017 are calculated as the in-the-money value of options and the notional value of share unit awards, assuming full vesting in each case, based on the closing price for Class B subordinate voting shares on the TSX as at December 29, 2017 of $32.87. For share units that have vested and paid out, actual payout values have been used. For the purposes of this table the value of unvested PSUs and PDSUs has been calculated assuming a payout amount equal to 100% of the market value of the underlying shares as at December 31, 2017. The actual payout amount for PSUs and PDSUs is determined as set out above under “Long-Term Incentives” and the amount of the final payout will not be known until the applicable payout dates.

(3)	Includes actual base salary and bonus, pension and other compensation paid and grant date fair value of long term incentive compensation.

(4)	Includes the grant date value of DSUs that Mr. Lindsay elected to receive in lieu of cash for his 2014 and 2015 annual incentive bonuses (payable in 2015 and 2016, respectively).

The chart below shows a strong alignment between Teck CEO’s realized Total Direct Compensation (TDC) and TSR over the past nine years.

■	In 2017, the realizable TDC for Teck’s CEO was -16% while TSR was +25%.
■	In 2016, the realizable TDC for Teck’s CEO was +442% while TSR was +531%.
■	Over the 9 year period, the % change to the CEO’s realizable TDC was +66%, while the average TSR performance over the same period was +138%.
■
From 2010 to 2013 when TSR was below 10%, outstanding options granted during the same period are underwater and share units mostly paid out below grant date expected value.  This shows pay alignment with shareholder returns.

External Review of Realizable Pay and Corporate Performance of the CEO
Management retained Mercer to provide an external review of the relationship between realizable pay and various measures of corporate performance as a further check on the alignment of pay outcomes with shareholder returns. Based on data compiled by Mercer, the following graph was provided to the Committee. This graph illustrates the relationship between realizable total direct compensation for the CEO and a composite of performance measures (TSR, Return On Capital Employed and earnings per share growth) for each of the Corporation and the companies in the Compensation Comparator Group based on compensation between 2014-2016 and share price as at December 31, 2016. The Committee believes that these metrics provide a balanced view of Teck’s performance and the analysis by Mercer illustrates that the CEO’s realizable TDC lies slightly out the boundaries of alignment, primarily due to the three-year average realizable TDC capturing (for the first time) the CEO’s 2016 options and share units, which is currently valued at ~$45m. At the same time, Teck’s annualized TSR was fairly flat due to similar share prices at the beginning and ending periods, with a lot of volatility in between. In addition, many Teck peers vested their 2014 PSU awards below target, whereas Teck’s 2014 PSU awards vested at 2x.

Notes:
Realizable total direct compensation of Chief Executive Officers for purposes of this graph represents base salary plus actual bonus plus the estimated value of long-term incentives granted from 2014 to 2016, which is the latest period for which Compensation Comparator Group pay data is generally available, and share prices as of December 31, 2016. Mercer has advised that certain assumptions have been consistently applied to the estimates for both the Corporation and the companies in the Compensation Comparator Group, including:
(a)	the entire in-the-money value as at December 31, 2016 of all LTI grants awarded from 2014 to 2016 have been included, without regard to vesting schedules;
(b)
multipliers for performance-based grants were evaluated based on performance from the beginning of the relevant performance period to December 31, 2016, provided that where disclosed, actual performance multipliers for Compensation Comparator Group companies were used; and

(c)	dividends are assumed to be reinvested at relevant dividend payment dates.

After taking account of these assumptions and certain limitations in the public disclosure of the Compensation Comparator Group companies, Mercer concluded that the overall weight of its analysis demonstrates alignment of actual pay outcomes with corporate performance on the selected metrics over the period indicated.

Performance Graph

The following graph illustrates the Corporation’s five-year cumulative TSR (to December 31, 2017, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2012 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period. As the S&P TSX Global Mining Index reflects the performance of 73 global mining companies, it serves as a broad sector specific benchmark against which to compare the Corporation's share price performance.

As set out above, grant date values of executive compensation remained relatively stable from 2013 to 2014, increasing slightly in 2015 as a result of market-based adjustments to our long term incentive program and decreasing slightly in 2016 as a result of the Committee’s decision to freeze base salaries and reduce the long-term incentive grants by 15% from previous levels as a result of the difficult market conditions. While the annual incentive bonus component of the compensation program is intended to drive Management behaviour by recognizing performance in relation to financial and operational performance objectives that are within Management’s control and may not always align with share price movement, the realized value from long-term incentive awards is directly affected by the Corporation's share price performance over the period.

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2017.
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
D. R. Lindsay President and CEO(3)	160,000 160,000 125,000 187,500 247,000 372,000 703,000 1,069,000 263,000	4.15 35.54 58.80 39.30 33.29 26.25 19.15 5.34 27.78	Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2017	4,595,200 0 0 0 0 2,462,640 9,645,160 29,429,570 1,338,670	582,453	19,145,230	23,300,690
R. A. Millos SVP, Finance and CFO	50,000 35,000 25,000 45,000 64,000 97,000 184,000 280,000 69,000	4.15 35.54 58.80 39.30 33.29 26.25 19.15 5.34 27.78	Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027	1,436,000 0 0 0 0 642,140 2,524,480 7,708,400 351,210	151,759	4,988,320	6,354,200
P. C. Rozee SVP, Commercial and Legal Affairs	80,000 40,000 30,000 45,000 64,000 97,000 184,000 280,000 69,000	4.15 35.54 58.80 39.30 33.29 26.25 19.15 5.34 27.78	Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027	1,148,800 0 0 0 0 642,140 2,524,490 7,708,400 351,210	151,758	4,988,290	6,718,330
M. M. Smith SVP, Sustainability & External Affairs	8,000 7,000 28,500 40,000 81,000 112,000 231,000 57,000	35.54 58.80 39.30 33.29 26.25 19.15 5.34 27.78	Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2017	0 0 0 0 536,220 1,536,640 6,359,430 290,130	126,117	4,145,470	443,020

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
A.J. Golding SVP, Corporate Development	27,000 81,000 152,000 231,000 57,000	28.19 26.25 19.15 5.34 27.78	Sep. 17, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 27, 2027	126,360 536,220 2,085,440 6,359,430 290,130	126,121	4,145,600	660,490

Notes:
(1)
Value at December 31, 2017 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 29, 2017 ($32.87) and the exercise price of the options. This column includes the value of vested and unvested options.

(2)
Market or Payout Value calculated by multiplying the number of share units (RSUs, DSUs, PSUs and/or PDSUs) held at December 31, 2017 by the closing price of the Class B subordinate voting shares on the TSX at December 29, 2017 ($32.87). The actual value of DSUs and RSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout will not be known until that time. For the purposes of this table the Market or Payout Value of PSUs has been calculated assuming a payout amount equal to 100% of the market value of the underlying shares as at December 31, 2017. The actual payout amount for PSUs and PDSUs is determined as set out above under “Long-Term Incentives” and the amount of the final payout will not be known until the applicable payout dates.

(3)
In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses, respectively, in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package.

Incentive Plan Awards – Value Vested, Earned or Realized During the Year

The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO for the fiscal year ending December 31, 2017. One NEO realized proceeds from the exercise of options during the year.
Name		Value Vested During The Year ($) (1)(2)					Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)(3)
	RSUs	DSUs(4)	PSUs	PDSUs	Options(5)	Total
	Total Share-Based Awards
D. R. Lindsay President and CEO	2,429,580	0	4,859,165	0	7,882,085	15,170,830	2,386,400
R. A. Millos SVP, Finance and CFO	210,840	427,970	1,265,415	0	2,064,525	3,968,750	635,900
P. C. Rozee SVP, Commercial and Legal Affairs	442,905	192,550	1,265,415	0	2,064,525	3,965,395	634,800

Name		Value Vested During The Year ($) (1)(2)					Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)(3)
	RSUs	DSUs (4)	PSUs	PDSUs	Options(5)	Total
	Total Share-Based Awards
M. M. Smith SVP, Sustainability & External Affairs	523,325	0	1,046,650	0	1,703,240	3,273,215	544,900
A.J. Golding SVP, Corporate Development	523,325	0	1,046,650	0	1,703,240	3,273,215	539,600

Notes:
(1)	Includes share units credited as dividend equivalents.
(2)
In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses, respectively, in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package.

(3)	The amount for NEOs is the same as indicated in the Annual Incentive Plans Column in the table under “Summary of Total Compensation for NEOs” on page 74.
(4)
DSUs may vest but are not redeemable until the recipients retire, resign or their employment is otherwise terminated. This amount is calculated based on the aggregate dollar value that would have been realized if the NEO had retired, resigned or otherwise terminated their employment as of December 20, 2017, using the volume weighted average trading price of the Common Shares as reported on the TSX over the prior ten (10) consecutive trading days ($30.2326).

(5)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

Stock Options Exercised

Although dramatic increases in the value of our Class B subordinate voting shares in the last two years generated substantial value for our NEOs in respect of their long term incentive compensation, actual value realized by our NEOs for their long term incentive compensation in the past five years has been nominal.
The following table shows the value realized by our NEOs upon the exercise of options for the year ended December 31, 2017. The aggregate value realized upon exercise is the difference between the fair market value of the Class B subordinate voting shares on the exercise date and the exercise price of the option. Other than the exercise of options described below, only one NEO has exercised any stock options in the past five years.

	Grant Date	Number of Options	Exercise Price	Aggregate Value Realized
Peter C. Rozee	Feb. 19, 2009	40,000	$4.15	$1,167,200

Pensions
Defined Benefit Pension

Mr. Lindsay, CEO, is accruing benefits under the Corporation’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “Retirement Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement. His total annual retirement benefit is equal to 2.5% of his highest average annual earnings in a 36-consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Having reached the age of 55, Mr. Lindsay may retire at any time. His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60. The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee, SVP, Commercial and Legal Affairs, is accruing benefits under the Retirement Plan and under a supplemental pension arrangement. His total annual retirement benefit is equal to 2.0% of his highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Having reached the age of 55, Mr. Rozee may retire at any time. His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60. The pension is payable in the form of a joint and 60% survivor pension with a five year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2017.

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non-Compensatory Change	Closing Present Value of Defined Benefit Obligation
		Accrued At End of Year	At Age 65
D. R. Lindsay	13	$491,600	$710,600	$7,474,000	$776,000	$857,000	$9,107,000
P. C. Rozee	16.75	$216,900	$312,000	$3,285,000	$260,000	$391,000	$3,936,000

The annual benefits payable are based on highest annual average earnings at December 31, 2017. The actuarial valuation method and the significant assumptions that the Corporation applied in quantifying the accrued obligation at the end of the year are described in the footnotes to the Corporation’s financial statements for the year ended December 31, 2017. The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Pension

Mr. Millos, Ms. Smith Mr. Golding are participants in the defined contribution plan of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Pension Plan”) which is a registered pension plan under the Income Tax Act. Mr. Millos, Ms. Smith Mr. Golding also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.

For each of these NEOs, the contributions remitted in 2016 by the Corporation to the DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $26,010. The DC Supplementary Plan provides for notional contributions of 13% of earnings minus the contributions remitted to the registered pension plans. Earnings include base pay only. The account balances under the DC Pension Plan are invested in accordance with the individual participants’ election from the investment options offered by the Corporation to all plan members.
On retirement, the participant is entitled to the distribution of the accumulated value of the Corporation’s contributions under the DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan as a series of 120 equal monthly payments.
The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End(1)
R.A. Millos	$1,424,092	$86,125	$1,638,018
M.M. Smith	$537,266	$80,925	$661,492
A.J. Golding	$290,529	$80,925	$408,708

Note:
(1)	Includes non-compensatory changes including interest.

The amounts in the “Compensatory” column include the employer contributions to the DC Pension Plan and notional contributions to the participant’s DC Supplementary Plan accounts.
None of these NEOs participate in defined benefit pension plan arrangements.
Termination and Change in Control Benefits

The CEO and each other NEO have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), pension, other benefits, vacation and car benefit, and provisions covering resignation, retirement, termination for cause, termination without cause and termination following a Change in Control. No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by the Corporation without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” which would justify notice of resignation by the executive shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation including any requirement that the executive work greater than fifty (50) kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of the business of the Corporation or any adverse change in the reporting relationship of the executive other than a change in the identity of the person or persons to whom the executive reports.

For purposes of these arrangements, a Change in Control is defined as:
■
The acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holding Corporation and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of the Corporation; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” (being directors holding office at the date of the relevant agreement or directors appointed with the consent of those directors or of other continuing directors) ceasing to constitute at least a majority of the Board;

■	An amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;
■	Any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of the Corporation;
■	The sale of all or substantially all of the assets of the Corporation; or
■	The Board of Directors having determined that for purposes of the relevant agreement a Change in Control has occurred.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Salary	Payments cease	Payments cease	Payments cease	Three times current salary for CEO (two times for other NEOs)	Three times current salary for CEO (two times for other NEOs)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	Three times for CEO (two times for other NEOs) the average bonus for three preceding years	Three times for CEO (two times for other NEOs) the average bonus for three preceding years
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(3) Vested options have a maximum 3-year remaining term in the event of early retirement and a maximum 5-year remaining term in the event of normal retirement(4)	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term
Share Units	PSUs and RSUs are forfeited Unvested DSUs are forfeited; vested DSUs must be redeemed by December 15 of the year following resignation.	RSUs and PSUs are forfeited. Unvested and vested DSUs are forfeited.
Unvested RSUs and PSUs are pro-rated to reflect the vesting period prior to retirement.  The pro-rated units continue to vest and are paid out on the scheduled vesting date.
Unvested DSUs are pro- rated to reflect the vesting period prior to retirement. Vested DSUs (including the pro-rated DSUs) must be redeemed by December 15 of the year following retirement.

Unvested RSUs and PSUs are pro-rated to reflect the vesting period prior to termination.  The pro- rated units continue to vest and are paid out on the scheduled vesting date.
All unvested DSUs are forfeited. Vested DSUs must be redeemed by December 15 of the year following termination.
All share units immediately vest and are payable.
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(5)	Coverage Ceases(5)
Notes:
(1)	Amounts payable to the CEO are in accordance with the terms and conditions of his 2005 employment agreement.
(2)	Includes treatment in the event of resignation for good reason, as defined above.
(3)	Unvested options awarded in the 12 month period prior to retirement are forfeited.
(4)	See "Stock Option Plans" on Schedule C for description of "early retirement" and "normal retirement".
(5)
The Executive Retirement Agreement with the CEO described on page 83 specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

In order for the executive to receive payments where the executive is terminated without cause, the executive must:
1.	Not use knowledge or experience gained as an employee of the Corporation in any manner which would be detrimental to the business interests of the Corporation or its affiliates;
2.	Not directly or indirectly recruit or solicit any employee of the Corporation for a period of 12 months following termination;
3.	Keep non-public information concerning the business of the Corporation and its affiliates, including information related to business opportunities, in strictest confidence;
4.	Comply with the Corporation’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
5.	Upon termination, return to the Corporation all assets of the Corporation including any documents, recordings or other format on which information of the Corporation is stored.
These obligations do not apply if the executive is terminated by the Corporation within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.
The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2017.

Named Executive Officer	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control(1)(2)
D. R. Lindsay	$0	$0	$0	$11,637,475	$54,956,146
R. A. Millos	$0	$0	$0	$2,447,200	$13,767,175
P. C. Rozee	$0	$0	$0	$2,447,933	$13,767,878
M. M. Smith	$0	$0	$0	$2,174,467	$11,361,909
A.J. Golding	$0	$0	$0	$2,180,267	$11,550,782
Notes:
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change of Control.
(2)
Includes the value of: (a) early vesting of options calculated based on the closing price of the Class B subordinate voting shares on the TSX at December 29, 2017 ($32.87) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2017 by the closing price of the Class B subordinate voting shares on the TSX at December 29, 2017 ($32.87). For the purposes of this table the value of PSUs has been calculated assuming a payout amount equal to 100% of the market value of the underlying shares as at December 31, 2017.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2017.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	22,067,793 (1)	$19.52	4,833,711
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	22,067,793 (2)	$19.52	4,833,711 (2)
Notes:
(1)
The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 3.85% of the aggregate number of Class A common shares and Class B subordinate voting shares and 3.90% of the outstanding Class B subordinate voting shares.

(2)
The aggregate of 26,901,504 Class B subordinate voting shares reserved for issuance under (i) the 2001 Plan and (ii) the 2010 Plan in respect of the outstanding options and options which may be granted in future thereunder represents 4.69% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 4.76% of the number of outstanding Class B subordinate voting shares.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security- based compensation arrangements for the three most recently completed financial years:

	2017 Burn Rate(1)	2016 Burn Rate(1)	2015 Burn Rate(1)
2010 Plan	0.35%	1.58%	1.08%
Notes:
(1)
Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Board of Directors’ Approval

The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.
DATED this 6th day of March, 2018.

By order of the Board of Directors

“Amanda Robinson”

Amanda Robinson Corporate Secretary

Schedule A
Mandate of the Board of Directors
It is the responsibility of the Board of Directors (the “Board”) of the Company to oversee the management of the business and affairs of the Company. The management of the day-to-day operations of the Company is delegated to the Chief Executive Officer (“CEO”) and the other senior executives of the Company (collectively, “Management”) under the stewardship of the Board.
In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of the Company; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:
Providing Guidance, Direction, and Governance
■
ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

■
ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

■	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
■	providing guidance and direction to Management in pursuit of the Company’s goals and strategic plans; and
■	setting the tone for a culture of integrity and sound business decisions throughout the Company.
Appointing and Evaluating Management, Compensation and Succession Planning
■	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO;
■	ensuring that appropriate succession planning, training and monitoring is in place for Management generally;
■	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;
■	with the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for the Company’s personnel.

Strategic Planning and Risk Management
■	adopting and implementing a strategic planning process which takes into account, among other things, the opportunities and risks of the business; and
■	assessing the principal risks of the Company’s business and ensuring the implementation of appropriate systems to identify and manage those risks.
Ethics and Social Responsibility
■	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout the Company;
■	approving the Company’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;
■	approving the Company’s Anti-Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance; and
■	approving the Company’s major policies and practices relating to social responsibility.
Disclosure and Financial Reporting
■
approving annual and quarterly reports, including the financial statements and related regulatory filings of the Company prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;

■	adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;
■	overseeing the policies and procedures implemented by Management to ensure the integrity of the Company’s internal controls, financial reporting and management information systems; and
■	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives.
Governance
■	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;
■	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;
■	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
■	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;
■
establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise; and

■
determining whether or not individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and making such disclosures as are required with respect to that determination.

In carrying out its responsibilities, the Board will conform to the following policies:
Decisions Requiring Board Approval
The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in the Company’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures.  No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by the Company.
Measures for Receiving Feedback from Security Holders
The Company has an investor relations department which is responsible for communications with investors.  Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the company’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting.  The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the Company for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion.  Significant shareholder comments and analysts’ reports on the Company are reported quarterly to the Board.
Expectations of Management
The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Company’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Company’s business.
Director Orientation and Education
The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of the Company’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

Schedule B
Disclosure of Corporate Governance Practices

The following table discloses the Corporation’s current corporate governance practices in accordance with the requirements of National Instrument 58-101.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(a)	1. Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Corporation with the exception of Messrs. Keevil, Keevil III and Lindsay are independent. See disclosure under the “Election of Directors” section of this Management Proxy Circular.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the “Election of Directors” section of this Management Proxy Circular.
(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
		Yes	3 of 15 or 20% of the Corporation’s current directors are not independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the “Nominees for Election to the Board” section of this Management Proxy Circular.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
Yes
The Board has adopted a policy for the independent members of the Board to meet without Management present at every meeting of the Board. These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. In camera sessions are on each meeting agenda and were held at five meetings of the Board in 2017.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the independent	Yes	Norman B. Keevil serves as the Board Chair, and is not an independent director. He has served as Board Chair since 2001.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion

Chair or Lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.

Warren Seyffert, an independent director, was appointed Lead Director on February 12, 2008 and Deputy Chairman on April 22, 2009.

A position description for the Deputy Chairman & Lead Director has been developed and approved by the Board. Among other things, the Lead Director is expected to:

			(a) (b) (c)	provide leadership to ensure effective functioning of the Board; lead in the assessment of Board performance; and act as an effective liaison between the Board and Management.
(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed on pages 9 to 16 of this Management Proxy Circular. Directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meetings.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, how the Board delineates its role and responsibilities.	Yes	The Board of Directors’ Mandate is found in this Management Proxy Circular in Schedule A.
3.
(a)
Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
Yes
A position description for the Board and Executive Committee Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board. These position descriptions were reviewed and updated in 2014.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
Yes
A written position description for the CEO has been developed and approved by the Board.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the CEO is expected to:

			(a)	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;
			(b)	develop and recommend to the Board a long-term strategy and vision for the

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
Corporation that leads to creation of shareholder value;
			(c)	develop and recommend to the Board annual business plans and budgets that support the Corporation’s long- term strategy; and
			(d)	consistently strive to achieve the Corporation’s financial and operating goals and objectives.
4.
(a)	Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.	Yes	The Board has adopted a New Director Orientation Program designed to:
			(a)	provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making;
			(b)	tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and
			(c)	deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.
The orientation program consists of a combination of written materials, one-on- one meetings with senior Management, site visits and other briefings and training as appropriate. See “Orientation and Continuing Education of Directors” in the Management Proxy Circular for more information.
(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
		Yes	The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Corporation has a formal program of continuing education in place, and, as part of that program:
			(a)	has developed a directors’ intranet site to facilitate the exchange of views and published information;
			(b)	encourages presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance;
			(c)	provides briefings on matters of particular interest in advance of scheduled Board meetings;

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
			(d)	distributes written background materials on matters of relevance to the Corporation’s business;
			(e)	arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management; and
(f)
identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors.
Directors participate as discussion leaders and panelists on topical issues facing the Corporation and the industry at annual strategic planning meetings. See “Orientation and Continuing Education of Directors” in the Management Proxy Circular for more information.

5.
(a)	Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code	Yes
The Board has adopted a Code of Ethics. The complete text of the Code of Ethics, as well as other governance related documents, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.teck.com and are available in print to any shareholder who requests them from the Corporate Secretary.

(i)	disclose how a person or company may obtain a copy of the written code.
(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.	Yes
Management reports quarterly to the Board on the operation of the Corporation’s fraud reporting system and its Whistleblower Hotline. Staff employees, officers and directors annually certify their compliance with the Code of Ethics.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
		Yes	The Corporation has not had occasion to file any such report.
(b)
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
Each director must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board, refrain from participating in any discussion of the matter and abstain from voting on it.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Yes
In conjunction with the introduction of a Whistleblower Hotline in 2006, the Corporation released the “Doing What’s Right” program to reinforce the core values set out in the Code of Ethics. Those values will be continually reinforced on a bi-annual basis through our on-line training program introduced in 2007.

6.
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	Yes
The Corporate Governance and Nominating Committee (the “CG&N Committee”) is responsible for recruiting and proposing to the full Board new nominees for directors. The CG&N Committee, in the discharge of its duties:

			(a)	consults with the Board and Chief Executive Officer and, on an ongoing basis, identifies the mix of expertise and qualities required for the Board;
			(b)	assesses the attributes new directors should have for the appropriate mix to be maintained;
			(c)	in consultation with the Board and Chief Executive Officer and on an ongoing basis takes note of potential candidates and their availability;
(d)
has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;

			(e)	arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer and, where an outside consultant is used, develops a short-list of candidates;
			(f)	recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;
			(g)	ensures that prospective candidates are informed of the degree of energy and commitment the Corporation expects of its directors; and
			(h)	encourages diversity in the composition of the Board.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
Yes
The Corporation has a standing CG&N Committee.
Each of the four directors who comprise the CG&N Committee is independent. Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the CG&N Committee are set out in its Charter. Pursuant to the CG&N Committee Charter, the purpose of the CG&N Committee is to identify the individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters. Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

7.
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established on the advice of independent consultants, with a view to establishing target compensation at the median of the Compensation Comparator Group. Please refer to the “Compensation Discussion and Analysis” and the “Director Compensation” sections of this Management Proxy Circular for additional information.

(b)
Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Yes
The Corporation has a standing Compensation Committee. Each of the five directors who comprise the Compensation Committee is independent. Please refer to the “Compensation Discussion and Analysis” section of this Management
Proxy Circular for additional information.

(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Yes
The responsibilities, powers and operation of the Compensation Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com.
Pursuant to the Compensation Committee Charter, the purpose of the Compensation Committee is to assist the Board in carrying out its responsibility for:

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
			(a)	executive compensation (including policy and programs);
			(b)	Board compensation;
			(c)	broadly applicable compensation and benefit programs. Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information and;
(d)
reviewing annually the material compensation plans, including executive compensation programs, to confirm program design and payouts align with the Corporation’s risk management principles and do not encourage inappropriate or excessive risk taking.

8.	If the Board has standing committees other than the Audit, Compensation and Nominating committees, identify the committees and describe their function.	Yes
The Board has an Executive Committee to enable it to react quickly to emerging issues and opportunities; a Reserves Committee to provide enhanced oversight of the Corporation’s policies and management of its mineral and oil reserves and resources; and a Safety and Sustainability Committee to review corporate policies, procedures and performance with respect to these important matters.

9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.
		Yes	Historically Board members have completed a detailed questionnaire which:
			(a)	provides for quantitative and qualitative ratings of their and the Board’s performance in key areas; and
			(b)	seeks subjective comment in each of those areas.

The questionnaire is administered by the Corporate Secretary who compiles the responses in a summary report. The summary report and individual responses are reviewed by the Deputy Chairman & Lead Director. The CG&N Committee reviews the results of the self-assessment process and identifies areas in which the Board can adjust its procedures, and other matters requiring follow-up. These are reported to the full Board by the CG&N Committee. Matters requiring follow-up are identified and action plans developed which are monitored by the CG&N Committee. In 2014 the CG&N Committee commissioned a third party consultant to interview directors and to make recommendations regarding board practices and processes. The Deputy

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion

Chairman and Lead Director and the Committee reviewed the results of this process, identified areas requiring follow-up and reported to the full Board on the results of the assessment process and the resulting action items. Specific recommendations from the Committee were approved by the Board and action plans    to follow up on specific issues were implemented during 2015. See disclosure under the “Evaluation of Directors” section of the Management Proxy Circular for more information.

10.
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.
		Yes	The Board has not adopted term limits. See disclosure under the “Term Limits" section of this Management Proxy Circular for more information.
11.
(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Yes	The Board has adopted such a policy. See disclosure under the “Diversity" section of this Management Proxy Circular for more information.
(b)
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)         a short summary of its objectives and key provisions,
(ii)        the measures taken to ensure that the policy has been effectively implemented,
(iii)        annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv)        whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
See disclosure under the “Diversity" section of this Management Proxy Circular for more information.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
12.
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.
		Yes	The Board does consider the level of representation of women on the Board. See disclosure under the “Diversity" section of this Management Proxy Circular for more information.
13.
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.
		Yes	The Corporation does consider the level of representation of women in executive officer positions. See disclosure under the “Diversity" section of this Management Proxy Circular for more information.
14.
(a)	For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	The Board has not adopted a target. See disclosure under the “Diversity" section of this Management Proxy Circular for more information.
(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes	The Corporation has not adopted a target. See disclosure under the “Diversity" section of this Management Proxy Circular for more information.
(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.		See disclosure under the “Diversity" section of this Management Proxy Circular for more information.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
15.
(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Yes	If all nominees proposed to be elected as directors at the Meeting are elected, 4 of 15 or 27% of directors will be women.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Of the Corporation’s eleven executive officers, one or 9% is a woman.

Schedule C
Equity Incentive Plans
Stock Option Plans
The Corporation has options outstanding under two stock option plans, the 2010 Stock Option Plan (the “2010 Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).
2010 Plan
Under the 2010 Plan, options may be granted to full-time employees of the Corporation or a subsidiary who are or who demonstrate the potential of becoming key personnel.
The following table sets out as at December 31, 2017 the number and percentage (on a non-diluted basis) of Class B subordinate voting shares that have been reserved, available or issued under the 2010 Plan:
	Number of Class B Subordinate Voting Shares	Percentage of Class B Subordinate Voting Shares
Total reserved for issuance under 2010 Plan	28,000,000	4.95%
Reserved under options that have been granted	20,793,005	3.68%
Available for future grants	4,833,711	0.85%

The Board may grant options under the 2010 Plan in amounts it considers appropriate.  The option exercise price is determined by the Board and must be not less than the closing sale price of the Class B subordinate voting shares on the TSX on the last trading day prior to the date of grant.  The maximum term of any option is 10 years, and, unless otherwise determined by the Board, options vest and become exercisable in three equal instalments on each of the first, second and third anniversaries of the date of grant.

If options granted under the 2010 Plan expire or terminate without having been exercised in full, Class B subordinate voting shares that were subject to those options and not purchased will be available for re-granting under the plan.
Under the terms of the 2010 Plan, the aggregate number of Class B subordinate voting shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2010 Plan and any other share compensation arrangements of the Corporation may not exceed 10% of the sum of the number of Class B subordinate voting shares and Class A common shares then issued and outstanding.
Options granted under the 2010 Plan may only be assigned to the legal personal representatives of a deceased optionee.

An option granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by the Corporation or its subsidiary.
If an optionee dies while employed by the Corporation or its subsidiary, the personal representatives, heirs or legatees of the deceased optionee may exercise the optionee’s options that have vested at the date of death or within three years of the date of death until the earlier of (i) the third anniversary of the date of death, and (ii) the later of the first anniversary of the date of death and the expiry date of such options.
If an optionee retires on or after the date on which the optionee is Early Retirement Eligible (a) unvested options, other than those options which were awarded within the 12 month period prior to retirement, shall vest as though the optionee were still employed by the Corporation; and (b) options vested prior to retirement may be exercised until the earlier of (i) the third anniversary of the date of retirement, and (ii) the expiry date of the options.  "Early Retirement Eligible" means that: (i) the employee's age is a minimum of 55; (ii) the employee has given a minimum of 5 years' service to the Corporation; (iii) the aggregate of the employee's age and their years of service to the Corporation is a minimum of 65; and (iv) the employee has given the Corporation 6 months' notice of the employee's intention to retire.
If an optionee retires on or after the date on which the optionee is Normal Retirement Eligible (a) unvested options, other than those options which were awarded within the 12 month period prior to retirement, shall vest as though the optionee were still employed by the Corporation; and (b) options vested prior to retirement may be exercised until the earlier of (i) the fifth anniversary of the date of retirement, and (ii) the expiry date of the options.  Normal Retirement Eligible means that: (i) the employee has given a minimum of 5 years' service to the Corporation; (ii) the aggregate of the employee's age and their years of service to the Corporation is a minimum of 70; and (iii) the employee has given the Corporation 6 months' notice of the employee's intention to retire.
If an optionee resigns (in any circumstance other than retirement after early or normal retirement age), options vested prior to the optionee’s resignation may be exercised until the earlier of (i) the expiry date of the options, and (ii) ninety days after the date of resignation.
If an optionee’s employment is terminated by the Corporation (other than by discharge for cause or in certain other circumstances contemplated in the 2010 Plan), options vested prior to termination of employment will remain exercisable until the earlier of (i) the expiry date of options and (ii) one year after the earlier of the date of notice of dismissal, and the effective date on which the optionee ceased to be an employee.
The 2010 Plan provides for adjustments in the number and kind of securities or other property issuable upon exercise, including the subdivision and consolidation of the Class B subordinate voting shares, the amalgamation or merger of the Corporation, a re-designation of Class B subordinate voting shares, a take-over bid for the Class B subordinate voting shares or a business combination of the Corporation with another corporation.  The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The 2010 Plan further provides that an optionee may, upon notice to the Corporation, in lieu of and not in addition to the exercise of the option, exercise the right (the “Share Appreciation Right”) to realize the appreciation in value of the Class B subordinate voting shares underlying such option, where the value of the Share Appreciation Right is determined by multiplying the applicable number of Class B subordinate voting shares by the excess of the then current market value of the Class B subordinate voting shares over the option exercise price.  A Share Appreciation Right may not be exercised in respect of a number of Class B subordinate voting shares in excess of 10,000 Class B subordinate voting shares.  An optionee who exercises a Share Appreciation Right may apply up to fifty percent (50%) of the amount receivable thereby to the purchase of Class B subordinate voting shares from the treasury of the Corporation at the then current market value of the Class B subordinate voting shares.
The Corporation prohibits employees from trading in its securities with knowledge of material information concerning the Corporation which has not been publicly disclosed.  As it may be difficult from time to time for a person to determine whether he or she is in possession of material non-public information, the Corporation establishes certain blackout periods during which employees are not to trade in securities of the Corporation, which includes exercising stock options.  The 2010 Plan permits options that would otherwise expire during or immediately following a blackout period to remain exercisable until the fifth business day following notice of the cessation of the most recent blackout period.
The Board may discontinue or amend the 2010 Plan at any time, provided, however that shareholder approval must be obtained to: (i) reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option; (ii) extend the period available to exercise an option beyond the normal expiry date (except in respect of blackout periods as provided in the 2010 Plan or in certain instances, on death of the optionee); (iii) increase the levels of insider participation under the 2010 Plan; (iv) increase the number of Class B subordinate voting shares reserved for issuance under the 2010 Plan (other than pursuant to the adjustment provisions of the 2010 Plan); (v) add non-employee directors of the Corporation to the category of persons eligible to receive options under the 2010 Plan; (vi) amend any assignment rights set forth in the 2010 Plan; and (vii) amend the matters for which shareholder approval is required to amend the 2010 Plan.  The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions and to modify the mechanics of exercise.  All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.
In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in option agreements as it may consider necessary or appropriate.
2001 Plan
Following the approval of the 2010 Plan at the Annual and Special Meeting of Shareholders of the Corporation held on April 22, 2010, the 2010 Plan replaced the 2001 Plan.  Options previously granted under the 2001 Plan will continue to be outstanding until exercised or terminated in accordance with their terms.
The following table sets out as at December 31, 2017 the number and percentage (on a non-diluted basis) of Class B subordinate voting shares that have been reserved under the 2001 Plan:
	Number of Class B Subordinate Voting Shares	Percentage of Class B Subordinate Voting Shares
Total initially reserved for issuance under 2001 Plan	9,000,000	1.59%
Reserved under options that have been granted	1,274,788	0.23%
Available for future grants	0	0%
The terms of the 2001 Plan related to the outstanding options granted under the 2001 Plan are substantially similar to the 2010 Plan.
Share Unit Plans
Directors, senior executive officers and certain employees are eligible to participate in the Corporation’s Deferred Share Unit Plan, Restricted Share Unit Plan, Performance Share Unit Plan and Deferred Performance Share Unit Plan.  Participation in the DSU plan is restricted to directors and certain senior executive officers who receive an annual grant.  Participation in the PSU plan and the Deferred Performance Share Unit Plan is restricted to certain senior executive officers who receive an annual grant.  Non-executive directors also have the right to elect on an annual basis to receive some or their entire annual retainer in DSUs.
DSUs, RSUs, PSUs and PDSUs are notional shares that have the same value at any given time as the Class B subordinate voting shares, but do not entitle the participant to any voting or other shareholder rights and are non-dilutive to shareholders.  Dividend equivalents are credited to a participant’s account in the form of additional DSUs, RSUs, PSUs or PDSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the shares on the dividend payment date.  RSUs and PSUs vest no later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant and are paid out in cash on the vesting date.  In the case of the senior executive officers, DSUs and PDSUs vest no later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant and are paid out in cash on termination of employment, retirement or death.  In the case of directors, DSUs vest immediately on the date of grant and are paid out in cash on or about December 15 of the calendar year following the year in which the individual ceases to be a director of the Corporation, provided that a director may elect to have DSUs paid out in cash on any earlier date following the date on which the individual ceases to be a director of the Corporation.  All RSUs, DSUs, PSUs and PDSUs vest upon a Change in Control; however, awards pay out on their normal schedule.  For executives with employment agreements, the vesting of share units requires termination without cause (or resignation for good reason) following a change in control.

Each DSU has a payout value equal to the closing price of the Class B subordinate voting shares on the applicable payout date.  Each RSU has a payout value equal to the volume weighted trading price of the Class B subordinate voting shares over the ten consecutive trading days prior to the applicable payout date.
The DSU, RSU, PSU and PDSU Plans do not have a fixed maximum number or percentage of awards that are reserved or remain available under such plans.  Awards under the share unit plans are cash settled and have no dilutive effect on Teck securities.  The following table sets out the number of outstanding share units granted under each arrangement as at December 31, 2017, together with the percentage that this number represents relative to the number of issued and outstanding Class B subordinate voting shares:
	Number of Share Units	Percentage relative to number of outstanding Class B Subordinate Voting Shares
DSU Plan	2,647,701	0.47%
RSU Plan	2,822,723	0.50%
PSU Plan	1,517,302	0.27%
PDSU Plan	70,453	0.01%
Performance-Linked Awards
Each PSU and PDSU has a payout value equal to the volume weighted trading price of the Class B subordinate voting shares over the twenty consecutive trading days prior to the applicable payout date multiplied by a performance factor of 0% to 200%.  The performance factor is determined and the PSUs and PDSUs vest following a performance period of approximately 3 years from the date of grant.  The payout date for the PSUs is at vesting, while the PDSUs are paid out on a date following the end of the employment of the applicable participant.
The performance factor is determined based 50% on Teck’s TSR performance relative to a performance comparator group (the "Performance Comparator Group") and 50% on changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.  For these purposes, TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions.  TSR is calculated using the share price at the beginning and end of the period including the value of dividends during the period.  Relative performance is measured in an incremental fashion with a 1st or 2nd ranking among the Performance Comparator Group equating to a 200% payout of target while a last or second to last place ranking equating to a 0% payout.  The PSUs pay out at 100% of target value (25% of target total long-term incentive value) if Teck ranks 7th among the Performance Comparator Group (including Teck), meaning Teck’s TSR performance was greater than 6 companies in the Performance Comparator Group while trailing the 6 other companies in the Performance Comparator Group over the relevant period.

Whereas the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in the mining and/or refining of multiple commodities and against whom Teck competes for capital.  For 2017, the Performance Comparator Group consisted of the following companies:
■	Anglo American plc
■	BHP Billiton Limited
■	Cleveland-Cliffs Inc.
■	First Quantum Minerals Ltd.
■	Freeport-McMoRan Inc.
■	HudBay Minerals Inc.
■	Lundin Mining Corporation
■	Rio Tinto plc
■	Southern Copper Corporation
■	Vale S.A.
■	Whitehaven Coal Limited
■	Yanzhou Coal Mining Company Limited

These companies were selected on the basis of having similar attributes to Teck from an investment standpoint.  The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint.  The diversity of size and composition in the Performance Comparator Group is necessary in order to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.
For the EBITDA metric for 2017 PSU and PDSU grants, the weighting of commodities in the synthetic index are 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil.  EBIDTA will be measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four quarter EBIDTA at the determination date.

TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES
ANNUAL GENERAL MEETING
April 25, 2018

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 25, 2018 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	N. B. Keevil	□	□	T. L. McVicar	□	□
Q. Chong	□	□	N. B. Keevil III	□	□	K. W. Pickering	□	□
L.L. Dottori-Attanasio	□	□	T. Kubota	□	□	U. M. Power	□	□
E. C. Dowling	□	□	D. R. Lindsay	□	□	W.S.R. Seyffert	□	□
E. Fukuda	□	□	S. A. Murray	□	□	T. R. Snider	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _________ day of ____________, 2018.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify AST Trust Company (Canada) of any change in your address.
Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 25, 2018

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 25, 2018 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	N. B. Keevil	□	□	T. L. McVicar	□	□
Q. Chong	□	□	N. B. Keevil III	□	□	K. W. Pickering	□	□
L.L. Dottori-Attanasio	□	□	T. Kubota	□	□	U. M. Power	□	□
E. C. Dowling	□	□	D. R. Lindsay	□	□	W.S.R. Seyffert	□	□
E. Fukuda	□	□	S. A. Murray	□	□	T. R. Snider	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _________ day of ____________, 2018.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify AST Trust Company (Canada) of any change in your address.
Control Number

TECK RESOURCES LIMITED

VOTING INSTRUCTION FORM
CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 25, 2018

THIS VOTING INSTRUCTION FORM IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 25, 2018 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any voting instruction form previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	N. B. Keevil	□	□	K. W. Pickering	□	□
Q. Chong	□	□	N. B. Keevil III	□	□	U. M. Power	□	□
L.L. Dottori-Attanasio	□	□	T. Kubota	□	□	W. S. R. Seyffert	□	□
E. C. Dowling	□	□	D. R. Lindsay	□	□	T. R. Snider	□	□
E. Fukuda	□	□	T. L. McVicar	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _________ day of ____________, 2018.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This voting instruction form should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Please sign exactly as your name appears on the label below.  If undated, this voting instruction form will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the voting instruction form should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of voting instruction form available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this voting instruction form by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CST Trust Company of any change in your address.
Control Number

NOTICE TO BENEFICIAL SHAREHOLDERS
REGARDING QUARTERLY AND ANNUAL REPORTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a non-registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our annual financial statements, interim financial statements or both. If you wish to receive these financial statements, please either complete and return this notice by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, AST Trust Company (Canada).

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have questions about this procedure, please contact AST Trust Company (Canada) by phone at 1-800-387-0825 or (416) 682-3860 or at https://ca.astfinancial.com/InvestorServices/Inquiry-Form

We encourage you to submit your request online at http://ca.astfinancial.com/InvestorServices/Financial-Statements Our Company code number is 7330A

Financial Statements Election Notice

To:	AST Trust Company (Canada)	(PLEASE PRINT)
	PO Box 700	Name
Station B
	Montreal, QC H3B 3K3	Address
Canada
Fax: 1-888-249-6189 or 1-514-985-8843

ELECTRONICALLY: https://ca.astfinancial.com/InvestorServices/edelivery

Postal/Zip Code
Please add my name to the Supplemental Mailing List for
Teck Resources Limited and send me their financial statements	Country
As indicated below:

☐	Annual Financial Statements	Email Address
☐	Interim Financial Statements

CHECK ONE:

☐	By Mail
☐
By electronic delivery. I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED ( "Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, AST Trust Company (Canada) by fax 1-888-249-6189 or mail to AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, Quebec, Canada, H3B 3K3. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to AST Trust Company (Canada). You do not have to complete the consent form below.

TO: TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Reports (including interim financial statements)
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck at 604-699-4000; sending Teck a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone: 604-699-4000, fax: 604-699-4729, email: info@teck.com or mail: Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

NOTICE TO REGISTERED SHAREHOLDERS REGARDING ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our interim financial statements. If you wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, AST Trust Company (Canada), by facsimile, mail or by submitting your request electronically at  http://ca.astfinancial.com/InvestorServices/Financial-Statements. Your name will then be added to the mailing list maintained by AST Trust Company (Canada). Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting, Management Proxy Circular and a Proxy Form.

Pursuant to the requirements of the Canada Business Corporations Act (the “CBCA”), Teck must send a copy of its annual financial statements to each registered shareholder, except to a shareholder who has informed Teck that he or she does not wish to receive a copy of such statements. If you are a registered shareholder and do NOT want to receive a copy of Teck’s annual financial statements and annual MD&A (collectively, the “Annual Financial Statements and MD&A”), you should indicate below. Registered shareholders that do not complete that box will continue to be sent the annual financial statements as required pursuant to the CBCA, as well as the annual MD&A.

If you elect to receive our interim financial statements and/or elect not to receive our Annual Financial Statements and MD&A your election will be effective until you notify AST Trust Company (Canada) of a change to your election. You may change your election with respect to the financial statements at any time by contacting AST Trust Company (Canada) at the address noted below. We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of Teck’s corporate documents via the Internet rather than by mail, please check that preference on the bottom of this notice or enrol online at https://ca.astfinancial.com/InvestorServices/edelivery.
Financial Statements Election Notice		(PLEASE PRINT)
Name
To:	AST Trust Company
	PO Box 700	Address
Station B
Montreal, QC H3B 3K3
Canada
Fax: 1-888-249-6189 or 1-514-985-8843

	ELECTRONICALLY: https://ca.astfinancial.com/InvestorServices/edelivery	Country

Postal/Zip Code
☐	I DO NOT wish to receive annual financial statements And MD&A of Teck Resources Limited	Email Address
☐	I wish to receive interim financial statements of Teck Resources Limited:

I understand that this election notice will be effective until I notify AST Trust Company (Canada) of a change in my election and that I may change my election at any time by contacting AST Trust Company (Canada) at the address noted above.

CHECK ONE:

☐	By Mail
☐
By electronic delivery. I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED (”Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on the Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, AST Trust Company (Canada) by fax 1-888-249-6189 or mail to AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, Quebec, Canada, H3B 3K3. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to AST Trust Company (Canada). You do not have to complete the consent form below.

TO: TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Report (including interim financial statements)
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck at 604-699-4000; sending Teck a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone: 604-699-4000, fax: 604-699-4729, email: info@teck.com or mail: Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

ANNUAL MEETING OF SHAREHOLDERS FOR TECK RESOURCES LIMITED

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Teck Resources Limited (the “Corporation”) has decided to use the    notice and access model for delivery of meeting materials to its beneficial shareholders.  Under notice and access, beneficial shareholders will receive a voting instruction form enabling them to vote at the Corporation’s meeting.  However, instead of a paper copy of the Management Proxy Circular and the Annual Report, beneficial shareholders receive this notice with information on how they may access such materials electronically.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to beneficial shareholders.

MEETING DATE AND LOCATION:

WHEN:	Wednesday, April 25, 2018	WHERE:	Fairmont Hotel Vancouver
	11:00 a.m. Pacific Daylight Time		B.C. Ballroom
900 Canada Place Way, Vancouver, B.C.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS:  Shareholders will be asked to elect directors for the next year.  Information respecting the election of directors may be found in the “Nominees for Election to the Board” section of the Management Proxy Circular.

APPOINTMENT OF AUDITORS:  Shareholders will be asked to appoint PricewaterhouseCoopers LLP as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration.  Information respecting the appoint of PricewaterhouseCoopers LLP may be found in the “Appointment of Auditors” section of the Management Proxy Circular.

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION:  Shareholders will be asked to approve an advisory (non-binding) resolution regarding the Corporation’s approach to executive compensation, which is more fully described in the “Advisory Resolution on Executive Compensation” and “Compensation Discussion and Analysis” sections of the Management Proxy Circular.

OTHER BUSINESS:  Shareholders may be asked to consider other items of business that may be properly brought before the meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

Material can be viewed online at www.SEDAR.com or at the following internet address(es):

Annual Report and Management Proxy Circular: http://www.teck.com/reports

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Beneficial shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost.  Requests for meeting materials may be made at any time up to one year from the date the Management Proxy Circular was filed on SEDAR. Requests can be made online at www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Requests should be received at least 7 business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

STRATIFICATION USED:

The Corporation has determined that registered shareholders who have not registered for E-delivery and beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Management Proxy Circular and Annual Report with this notification.

VOTING:

Beneficial shareholders are asked to return their voting instruction form using the following methods at least one business day in advance of the proxy deposit date noted on the voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)

MAIL:	Data Processing Centre
P.O. Box 2800 STN LCD Malton
Mississauga, Ontario L5T 2T7

ANNUAL MEETING OF SHAREHOLDERS FOR TECK RESOURCES LIMITED

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Teck Resources Limited (the “Corporation”) has decided to use the    notice and access model for delivery of meeting materials to its registered shareholders who have consented to electronic delivery.  Under notice and access, shareholders will receive a proxy enabling them to vote at the Corporation’s meeting.  However, instead of a paper copy of the Management Proxy Circular and the Annual Report, beneficial shareholders receive this notice with information on how they may access such materials electronically.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to beneficial shareholders.

MEETING DATE AND LOCATION:

WHEN:	Wednesday, April 25, 2018	WHERE:	Fairmont Hotel Vancouver
	11:00 a.m. Pacific Daylight Time		B.C. Ballroom
900 Canada Place Way, Vancouver, B.C.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS:  Shareholders will be asked to elect directors for the next year.  Information respecting the election of directors may be found in the “Nominees for Election to the Board” section of the Management Proxy Circular.

APPOINTMENT OF AUDITORS:  Shareholders will be asked to appoint PricewaterhouseCoopers LLP as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration.  Information respecting the appoint of PricewaterhouseCoopers LLP may be found in the “Appointment of Auditors” section of the Management Proxy Circular.

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION:  Shareholders will be asked to approve an advisory (non-binding) resolution regarding the Corporation’s approach to executive compensation, which is more fully described in the “Advisory Resolution on Executive Compensation” and “Compensation Discussion and Analysis” sections of the Management Proxy Circular.

OTHER BUSINESS:  Shareholders may be asked to consider other items of business that may be properly brought before the meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

Material can be viewed online at www.SEDAR.com or at the following internet address:

Annual Report and Management Proxy Circular: http://www.teck.com/reports

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost.  Requests for meeting materials may be made at any time up to one year from the date the Management Proxy Circular was filed on SEDAR. Requests can be made online at fulfilment@astfinancial.com or by telephone at 1-888-433-6443.

Requests should be received at least 7 business days in advance of the proxy deposit date and time set out in the accompanying proxy in order to receive the meeting materials in advance of such date and the meeting date.

STRATIFICATION USED:

The Corporation has determined that registered shareholders who have not registered for E-delivery and beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Management Proxy Circular and Annual Report with this notification.

VOTING:

Shareholders are asked to return their proxy using the following methods at least one business day in advance of the proxy deposit date noted on the proxy:

INTERNET:	www.astvotemyproxy.com

EMAIL:	proxyvote@astfinancial.com (English)	votezprocuration@astfinancial.com (French)

FACSIMILE:	1-866-781-3111 (North America)
1-416-368-2505 (Outside North America)

MAIL:	AST Trust Company (Canada)	BY HAND:	AST Trust Company (Canada)
	Attention: Proxy Department		Suite 1200 – 1 Toronto Street
	P.O. Box 721		Toronto, Ontario
Agincourt, Ontario M1S 0A1

Shareholders with questions about notice and access can call toll free at 1-888-433-6443.